PLATINUM GROUP METALS (RSA) (Pty) LTD

REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY

REGISTRATION NUMBER: 2000/025984/07

A WHOLLY-OWNED SUBSIDIARY OF

PLATINUM GROUP METALS LIMITED

TORONTO LISTED COMPANY

TSX – PTM; OTCBB: PTMQF

UPDATED RESOURCE ESTIMATION

Western Bushveld Joint Venture

PROJECT 1

(ELANDSFONTEIN AND FRISCHGEWAAGD)

AN UPDATED REPORT ON THE RESOURCE ESTIMATION FOR A PORTION OF THE

WESTERN BUSHVELD JOINT VENTURE FORMING PART OF A NOTARIALLY REGISTERED JOINT VENTURE PROJECT

AGREED ON BETWEEN

PLATINUM GROUP METALS (RSA) (PTY) LTD, PLATINUM GROUP METALS LIMITED, RUSTENBURG PLATINUM MINES LIMITED AND AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PTY) LTD

GLOBAL GEO SERVICES (PTY) LTD

PREPARED BY CJ MULLER (SACNAPS 400201/04) OF

GLOBAL GEO SERVICES (PTY) LTD, RANT-EN-DAL, GAUTENG,

REPUBLIC OF SOUTH AFRICA

27 October 2006

IMPORTANT NOTICE

This report details resources announced by Platinum Group Metals Limited on 21 September 2006 (news release filed with SEDAR). The Resource Update Report includes Inferred, Indicated and Measured Resources that now include the results of 120 boreholes. The updated independent resource calculation confirms the initial declaration of Measured and shows an increase in Indicated 4E – platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au) – Resources for the project.

The addition of 33 boreholes, bringing the total to 120, has resulted in an upgrading of the resource estimate as declared on 2 March 2006 and filed with SEDAR on 13 April 2006. The reader is warned that mineral resources that are not mineral reserves are not regarded as demonstrably viable.

Inferred, Indicated and Measured Resources have been reported. The US Securities and Exchange Commission does not recognise the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101, but there is a great deal of uncertainty as to their existence and economic and legal feasibility and investors are warned against the risk of assuming that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. INVESTORS IN THE USA AND ELSEWHERE ARE CAUTIONED AGAINST ASSUMING THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

We further advise US Investors and all other investors that while the terms “Measured” and “Indicated” Resources are recognised and required by Canadian regulations, the US Securities and Exchange Commission does not recognise these either. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This report and other corporate releases contain information about adjacent properties on which the Company has no right to explore or mine. We advise US and all investors that SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC. US investors are warned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

QUALIFIED PERSON

Independent geological qualified person:

Mr Charles J Muller (BSc (Hons) Pr Sci Nat (Reg. No. 400201/04)

Global Geo Services (Pty) Ltd

P O Box 1574

Rant-en-Dal

1751

Gauteng

Republic of South Africa

Mobile: +27 83 2308332

Phone: +27 11 956 6264

Fax: +27 11 956 6264

e-mail: cmuller@ggs.co.za

Local operating company:

Platinum Group Metals (RSA) (Pty) Ltd

Technology House

Greenacres Office Park

Corner of Victory and Rustenburg Roads

Victory Park

Johannesburg

Phone: +27 11 782-2186

Fax: +27 11 782-4338

Mobile: +27 82- 821-8972

e-mail: jgould@platinumgroupmetals.net

Parent and Canadian-resident company:

PLATINUM GROUP METALS LIMITED

Suite 328

550 Burrard Street

Vancouver, BC

Canada V6C 2B5

091 604 899 5450

info@platinumgroupmetals.net

www.platinumgroupmetals.net

For technical reports and new releases filed with SEDAR:

www.sedar.com

ITEM 2: CONTENTS

Item 1

Title Page

Item 2

Contents

Item 3

Summary

Item 4

Introduction.

Item 4(a) Terms of Reference

Item 4(b) Purpose of the Report

Item 4(c) Sources of Information

Item 4(d) Involvement of the Qualified Person

Item 5

Reliance on other experts

Item 6

Property Description and Location

Item 6(a) Area and Extent

Item 6(b) Location by Geography and Co-ordinates

Item 6(c) Licences

Item 6(d) Rights to Surface, Minerals and Agreements

Item 6(e) Survey Certificates

Item 6(f) Location of Reserves, Resources, Mineralised Zones

and Mining Infrastructure

Item 6(g) Liabilities and Payments

Item 6(h) Environmental Liabilities

Item 6(i) Prospecting Permits

Item 7

Accessibility, Climate, Local Resources, Infrastructure and

Physiography

Item 7(a) Topography, Elevation and Vegetation

Item 7(b) Access

Item 7(c) Population Centres

Item 7(d) Climate and Operational Seasons

Item 7(e) Infrastructure with Respect to Mining

Item 8

History

Item 8(a) Prior Ownership

Item 8(b) Work done by Previous Owners

Item 8(c) Historical Reserves and Resources

Item 8(d) Production from the Property

Item 9

Geological Setting

Item 10

Deposit Types

Item 11

Mineralisation

Item 12

Exploration

Item 12(a) Survey (Geological Field Work), Results,

Procedures and Parameters

Item 12(b) Interpretation of the Survey (Item 12(a))

Item 12(c) Persons Responsible for the Field Work Done

Item 13

Drilling

Type and Extent of the Drilling, Procedures, Summary and

Interpretation of the Drilling, True and Apparent Mineralised

Zone Thicknesses and the Orientation of the Mineralisation

Item 14

Sampling Method and Approach

Item 14(a) Description of Sampling Method, Details of Location,

Number and Type of Sampling Points,

Size and Extent of the Sampling Programme

Item 14(b) Drilling Recovery

Item 14(c) Sample Quality and Sample Bias

Item 14(d) Description of Rock Types, Geological Controls,

Widths of Mineralised Zones, Establishing Sampling

Interval and Identification of Higher Grade Intervals

within Lower Grade Intersections

Item 14(e) Summary of Sampling Composites, Values

and Widths

Item 15

Sample Preparation, Analyses and Security:

Item 15(a) Persons Involved in Sample Preparation

Item 15(b) Laboratory Particulars and Procedures, Laboratory

Standards and Certification

Item 15(c) QA&QC – Procedures and Results

Item 15(d) Comment on Sampling Adequacy, Preparation,

Security and Analytical Procedures

Item 16

Data Verification

Item 16(a) Quality Control Measures and Data Verification

Item 16(b) Authors Verified Data and/or Reliance on 3rd Parties

Item 16(c) Nature of Limitations with respect to Verification Process

Item 16(d) Comment on Verification Failure

Item 17

Adjacent Properties

Item 17(a) Comment of Public Domain Information of the

Adjacent Properties

Item 17(b) Source of Adjacent Property Information

Item 17(c) Applicability of the Adjacent Property Information

Item 17(d) Comment on the Application of the Adjacent

Property Information

Item 18

Mineral Processing and Metallurgical Testing

Item 19

Mineral Resources Estimation

Item 19(a) Standard Reserve and Resource Reporting System

Item 19(b) Comment on Reserves and Resources Subsets

Item 19(c) Comment on Indicated Resource Subset

Item 19(d) Relationship of the Qualified Person to the Issuer

Item 19(e) Detailed Resource and Reserve Tabulation

Item 19(f) Key Assumptions, Parameters and Methods of

Reserve and Resource Calculation

Item 19(g) Description of Potential Impact of the Reserve

and Resource Declaration with respect to

Environmental, Permits, Legal, Title, Taxation,

Socio-economic, Marketing and Political Issues

Item 19(h) Technical Parameters Effecting the Reserve and

Resource Declaration which includes Mining,

Metallurgy and Infrastructure

Item 19(i) 43-101 Rules Applicable to the Reserve and

Resource Declaration

Item 19(j) Table showing the Quality, Quantity and Grade

of the Multi-element Precious Metal Declaration

Item 19(k) Metal Splits for the Multi-element Precious Metal

Declaration

Item 20

Other Relevant Data and Information

Item 21

Interpretation and Conclusions

(a)

Results

(b)

Interpretation of the Geological Model

(c)

Evaluation Technique

(d)

Reliability of the Data

(e)

Strengths and Weaknesses with respect to the Data

(f)

Objectives of the Projects Adherence to the Scope of Study

Item 22

Recommendations

(a)

Further Work Required

(b)

Recommended Phases of Work

(c)

Objectives to be Achieved in Future Work Programmes

(d)

Detailed Future Work Programmes

(e)

Declaration by Qualified Person with respect to

Warranted Future Work Programmes

Item 23

References

Item 24

Date

Item 25

Additional Requirements for Technical Reports on Development

Properties and production properties.

Item 26

Illustrations ..

Diagram 1:

Setting of the Bushveld Igneous Complex

Diagram 2:

WBJV Locality Plan

Diagram 3:

Project 1 Area

Diagram 4a and b:

General Stratigraphy

Diagram 5:

Borehole Locations

Diagram 6:

Section

Diagram 7

Merensky Reef Facies Model

Diagram 8

UG2 Reef Facies Model

Diagram 9a and b:

Structure

Diagram 10 and b

Structural Blocks

Diagram 11

Merensky Reef Mining Cut

Diagram 12:

Grade Tonnage Curve

Diagram 13:

Scatter plot of Rh vs. Pt for Merensky Reef

Diagram 14:

Scatter plot of Rh vs. Pt for the UG2 Reef

Diagram 15:

Merensky Reef Facies

Diagram 16:

Geological Domains

Diagram 17:

FPP Facies Content (cmg/t)

Diagram 18:

FPP Facies Reef Width (cm)

Diagram 19:

FPP Facies 4E (g/t)

Diagram 20:

UG2 Reef Content (cmg/t)

Diagram 21:

UG2 Reef Reef Width (cm)

Diagram 22:

UG2 Reef 3PGE+Au (g/t)

Diagram 23:

Resource Categories Merensky Reef

Diagram 24:

Resource categories UG2 Reef

APPENDIX A

Table 1a:

Merensky Reef Mineralised Intersections

Table 1b:

UG2 Reef Mineralised Intersections

Table 2:

Mineral Resource

Table 3:

Statistics CR Facies

Table 4:

Statistics FPP Facies

Table 5:

Statistics UG2

Table 6:

Variogram parameters

APPENDIX B

Graph 1:

CDN-PGMS-5 QA&QC 3SD Plotted Graphs

Graph 2:

CDN-PGMS-6 QA&QC 3SD Plotted Graphs

Graph 3:

CDN-PGM-7 QA&QC 3SD Plotted Graphs

Graph 4:

CDN-PGM-11 QA&QC 3SD Plotted Graphs

Graph 5:

AMIS 0005 (STD UG2 Reef) QA&QC 3SD Plotted Graphs

Graph 6:

AMIS 0007 (STD MR Reef) QA&QC 3SD Plotted Graphs

Graph 7:

AMIS 0010 (STD UG2 Reef) QA&QC 3SD Plotted Graphs

Graph 8:

Plotted Graphs of Blanks (Pt, Pd, Au & Rh)

Graph 9:

Plotted Graphs of Duplicates (Pt, Pd & Au)

Graph 10:

Plotted Graphs of Duplicate Precision (Pt, Pd & Au)

Graph 11:

Check Sampling (Genalysis & Set Point)

ITEM 3: SUMMARY

Platinum Group Metals (RSA) (Pty) Ltd (PTM) announced a joint venture with Platinum Group Metals LIMITED (PTML), Rustenburg Platinum Mines Limited (a subsidiary of Anglo Platinum Limited) (AP) and Africa Wide Mineral Prospecting and Exploration (Pty) Ltd (AW) in November 2004. This joint venture, known as the Western Bushveld Joint Venture relates to the properties Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ and Koedoesfontein 94JQ covering some 67km2, situated within the southwestern limb of the Bushveld Igneous Complex (BIC) in South Africa. PTM is the operator of the joint venture and manages the exploration activities on Project 1 (Elandsfontein and Frischgewaagd).

Indicated Resources increased by 116% from 2.573 million ounces to 5.546 million ounces in the Indicated 4E – platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au) – category for the initial project area. In addition the resource calculation includes a Measured Resource of 0.744 million ounces 4E. This brings the total updated Measured and Indicated Resource base to an estimated 6.290 million ounces 4E. The updated Inferred Resource estimate of 2.006 million ounces represents future opportunity and could enhance any implemented mining profile.

Regarding the geology of the project, the potential economic horizons are the Merensky Reef and UG2 Reef situated within the Critical Zone of the Rustenburg Suite of the BIC. The Merensky Reef in this project area is the main exploitation target; moreover the UG2 Reef may have additional economic potential.

For purposes of the Merensky Reef, the diluted mining width is given as 1.2m as part of the optimisation of the potential mining cut. For the UG2 Reef the diluted mining width has increased slightly from 1.4-1.5m. The grade content – centimetre gram per ton (cmg/t) – cut-off was used as a resource cut-off.

PTM has completed approximately 58,559m of BQ core-size drilling (diameter 36.2mm) from borehole WBJV001 to WBJV120. Resource estimation is done under SAMREC categories by the kriging method and the Indicated Resource has a drill spacing of approximately 250m or in some instances as close as 125m. In keeping with best practice in resource estimation, allowance is made for known and expected geological losses. The losses are estimated at 18% (of which 8% may be ascribed to faults, 4% to dykes and 6% to iron-replacements/potholes) for the project resource area and the resource estimate has taken this into account.

Estimated Indicated Resource Base:

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

Measured Resource
	Cut-Off (cmg/t) 4E	Million Tonnes	Grade (g/t) 4E	Mining Width (cm)	Diluted Mining Width (cm)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	2.186	7.11	1.24		15.542	0.500
UG2	100	2.266	3.35	1.47		7.591	0.244
Total Measured		4.452	5.20			23.133	0.744

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62%	4.42	26%	1.85	5%	0.36	7%	0.48
UG2	64%	2.15	24%	0.80	10%	0.35	1%	0.05

Indicated Resource
	Cut-Off (cmg/t) 4E	Million Tonnes	Grade (g/t) 4E	Mining Width (cm)	Diluted Mining Width (cm)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	14.933	6.46	1.26		96.467	3.102
MR CR	300	0.183	5.68	1.01		1.040	0.033
UG2	100	25.168	2.98	1.50		75.001	2.411
Total Indicated		40.284	4.28			172.508	5.546

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62%	4.02	26%	1.68	5%	0.33	7%	0.43
MR CR	62%	3.53	26%	1.48	5%	0.29	7%	0.38
UG2	64%	1.91	24%	0.72	10%	0.31	1%	0.04

Independent Estimated Inferred Resource Base: See Cautionary Notes

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

Inferred Resource
	Cut-Off (cmg/t) 4E	Million Tonnes	Grade (g/t) 4E	Mining Width (cm)	Diluted Mining Width (cm)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	3.257	6.56	1.22		21.366	0.687
MR CR	300	0.002	3.50	1.00		0.007	0.0002
UG2	100	11.792	3.48	1.50		41.036	1.319
Total Inferred		15.051	4.15			62.409	2.006

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62%	4.08	26%	1.70	5%	0.34	7%	0.44
MR CR	62%	2.18	26%	0.91	5%	0.18	7%	0.23
UG2	64%	2.23	24%	0.84	10%	0.36	1%	0.05

None of the estimates summarised in the above tables has taken sufficient account of engineering, legal, permitting, financial and other factors for the resources in question to be considered or classified as reserves.

The QP recommends that further infill drilling be completed to upgrade the Inferred Resources to the confidence level of Indicated; as well as upgrading some of the current Indicated Resources to the confidence level of Measured.

ITEM 4: INTRODUCTION

Item 4(a) Terms of Reference:

This report is compiled for PTML in terms of the National Instrument 43-101 Technical Report and the 43-101 Standards of Disclosure (CP). The information and status of the project is disclosed in the prescribed manner. Changes to the National Instrument 43-101: Standards of Disclosure for Mineral Projects as effective from 30 December 2005 are included within this report.

Item 4(b) Purpose of the Report:

The intentions of the report are to

1.

inform investors and shareholders of the progress of the project

2.

make public, update and detail the resource calculations for the project.

Item 4(c): Sources of Information:

The independent author and Qualified Person (QP) of this report has used the data provided by the representative and internal experts of PTM. This data is derived from historical records for the area as well as information currently compiled by the operating company, which is PTM. The PTM generated information is under the control and care of Mr WJ Visser SACNSP 400279/04, who is an employee of PTM and is not independent. The AP data pertaining to the deposit and earlier resource calculations have been under the control and custody of AP. The independent QP has visited the property of the WBJV since the previous National Instrument 43-101 was released on 28 March 2006 and has since undertaken a due diligence with respect to the data.

Item 4(d) Involvement of the Qualified Person: Personal Inspection

The listed independent QP has no financial or preferential relationships with PTM. The QP has a purely business-related relationship with the operating company and provides technical and scientific assistance when required and requested by the company. The QP has other significant client lists and has no financial interest in PTM.

ITEM 5: RELIANCE ON OTHER EXPERTS

In preparing this report the author relied upon:

1.

PTM land title information for Elandsfontein 102JQ and Frischgewaagd 96JQ as provided by PTM.

2.

Geological and assay information supplied by PTM and made available by AP.

3.

Borehole analytical and survey data compiled by PTM and verified by an additional external auditor (Mr N Williams).

4.

Information made available at the time of preparation.

5.

Data supplied or obtained from sources outside of the company.

6.

Assumptions, conditions, and qualifications set out in this report.

The sources of information were relied upon with the appropriate and at a reasonable level of inquiry and review. The author has access to all information and had the opportunity to visit the property during September 2006 and review the core. The author concludes, based on diligence and investigation, that the information is representative.

This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP, Mr CJ Muller, who has a geological and geostatistical background and has been involved in the evaluation of precious metal deposits for over seventeen years. The QP has reported and made conclusions within this report with the sole purpose of the report being used by PTM subject to the terms and conditions of the contract between the QP and PTM. The contract permits PTM to file this report, or excerpts of thereof, as a Technical Report with Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation, or other legislation, with the prior approval of the QP. Except for the purposes legislated under provincial securities laws or any other security laws, other use of this report by any third party is at that party’s sole risk and the QP bears no responsibility.

Specific Areas of Responsibility

The QP accepts overall responsibility for the entire report. The QP is reliant with due diligence on the information provided by Mr WJ Visser, the internal and not independent expert. Mr CJ Muller has also relied upon the input of the PTM geological personnel in compiling this filing. Mr CJ Muller was reliant on information provided by Mr WJ Visser for resource estimation.

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

Item 6(a) and Item 6(b) Area and Extent and Location of Project:

The WBJV project is located on the southwestern limb of the BIC (see Diagram 1) which is located some 50km northwest of the town of Rustenburg, North West Province. The property adjoins Anglo Platinum’s Bafokeng Rasimone Platinum Mine, and Styldrift project to the southeast and east respectively (see Diagram 2). The Project 1 areas of interest consist of the farms Elandsfontein 102JQ and Frischgewaagd 96JQ (see Diagram 3) situated in the southeastern corner of the larger joint venture area.

The total joint venture area includes PTM’s properties Elandsfontein 102JQ and Onderstepoort 98JQ, and also certain properties of Elandsfonetin 102JQ, Frischgewaagd 96JQ and Koedoesfontein 94JQ

contributed by RPM, a wholly owned subsidiary of AP (see Item 6(c) below for detail). These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover an extent of approximately 67 km2 or 6,700.000ha in extent.

Item 6(c) Licences:

The areas that are reported on in this report have been subdivided into several smaller portions as each area has its own standalone licence and Environmental Management Programme. Within the WBJV property there are eight separate licences and they are specifically listed in the manner below to cross reference to the licence specifications. The licences over the WBJV area are as follows:

1.

Elandsfontein (PTM)

2.

Elandsfontein (RPM)

3.

Onderstepoort 4, 5 and 6

4.

Onderstepoort 3 and 8

5.

Onderstepoort 14 and 15

6.

Onderstepoort (RPM)

7.

Frischgewaagd

8.

Koedoesfontein

Applications have been made in a timely fashion for conversion to the new Mineral and Petroleum Resource Development Act. Prospecting is continuing during the conversion in progress.

Prospecting on Elandsfontein (PTM) Elandsfontein 102JQ Portions 12 (a portion of portion 3) (a total area of 213.4714 ha), Portion 14 (a total area of 83.4968 ha) and Remaining Extent of Portion 1 (a total area of 67.6675 Ha) was originally carried out under the now expired Prospecting Permit No.PP269/2002 reference RDNW (KL) 5/2/2/4477. A new Prospecting Permit Application was submitted by PTM on 12 October 2003. The Prospecting Right documentation Notarially Executed under protocol number 467/2005, and the Minister of Minerals and Energy duly granted a Prospecting Right to PTM as the Holder of such Prospecting Right in terms of the provisions of Section 17 of the Minerals and Petroleum Resources Development Act 2002 on 17 August 2005. The Prospecting Right will endure for a period of 3 (three) years with effect from 17 August 2005 to 15 September 2008. The Prospecting Right has been lodged for registration at the Mineral and Petroleum Titles and Registration Office in Pretoria.

The prospecting permit over Elandsfontein (RPM) (Elandsfontein 102JQ, Portions 8 (a Portion of Portion 1) (a total are of 35.3705 ha) and RE9 (a total area of 403.9876 ha) was issued on 23 March 2004 and expires on 24 March 2006. The second permit number is PP 73/2002, Reference RDNW (KL) 5/2/2/4361. The Prospecting Permit number is PP 50/1996 and was issued on 11 March 2004 and has the reference RDNW (KL) 5/2/2/2305 and is valid until 10 March 2006. This permit covers the area Mineral Area 2 (a Portion of Mineral Area 1) (total area of 343.5627 ha) of the Farm Elandsfontein 102JQ. A conversion to a new order right was approved.

An application for the conversion of the Prospecting Permit was lodged on 19 April 2006 and duly accepted. The Converted Prospecting Right documentation was Notarially Executed under protocol number 879/2006, and the Minister of Minerals and Energy duly granted a Converted Prospecting Right to PTM as the Holder of such Converted Prospecting Right in terms of the provisions of Item 6 of Schedule II of the Minerals and Petroleum Resources Development Act 2002 on 5 October 2006. The Converted Prospecting Right will endure for a period of 3 (three) years with effect from 5 October 2006 to 4 October 2009. The Converted prospecting Right has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

The prospecting permit over Onderstepoort Portions 4, 5 and 6 (Onderstepoort 98JQ, Portion 4, a Portion of Portion 2 (a total area of 79.8273 ha), Portion 5 (a Portion of Portion 2) (a total area of 51.7124 ha) and Portion 6 (a portion of Portion 2) (a total area of 63.6567 ha) was awarded on 30 April 2004 (Ref. No RDNW (KL) 5/2/24716, PP No.48/2004) and is valid until 30 April 2006.

An application for the conversion of the Prospecting Permit was lodged on 19 April 2006 and duly accepted. The Converted Prospecting Right documentation was Notarially Executed under protocol number 881/2006, and the Minister of Minerals and Energy duly granted a Converted Prospecting Right to PTM as the Holder of such Converted Prospecting Right in terms of the provisions of Item 6 of Schedule II of the Minerals and Petroleum Resources Development Act 2002 on 5 October 2006. The Converted Prospecting Right will endure for a period of 3 (three) years with effect from 5 October 2006 to 4 October 2009. The Converted prospecting Right has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

A prospecting permit application over Onderstepoort 3 and 8 (Onderstepoort 98JQ, Remaining Extent of Portion 3 (a total area of 274.3291 ha) and Portion 8 (a Portion of Portion 1) (a total area of

177.8467 ha), was issued on 24 March 2004, Prospecting Permit Number PP 26/2004 (Reference RDNW (KL) 5/2/2/4717) and is valid until 23 April 2006.

A New Order Prospecting Right for Onderstepoort 14 and 15 (Onderstepoort 98JQ, now consolidated under Mimosa 81JQ, Portions 14 (a Portion of Portion 4) (total area of 245.2880 ha) and Portion 15 (a Portion of Portion 5) (a total area of 183.6175 ha) was granted to PTM on 25 April 2005. The New Prospecting Right was Notarially Executed under protocol number 7. The New Prospecting Right is in force for a period of three years and terminates on 24 April 2008. The New Prospecting Right has been lodged for registration at the Mineral and Petroleum Titles Registration Office in Pretoria.

A new order prospecting right for Onderstepoort (RPM) (Onderstepoort Previous Portion 9) (a Portion of Portion 3) (127.2794 ha) has been applied for. A new order prospecting right has also been applied for over Mineral Area No.1 (total area of 29.0101 ha) of Ruston 97JQ that was consolidated under Mimosa 81JQ. A permit application has also been applied for over Mineral Area No. 2 (total area of 38.6147 ha) of the farm Ruston 97JQ which is also consolidated under Mimosa 81JQ. Both applications are awaiting the approval of Government.

A prospecting permit was issued to RPM over Frischgewaagd (Frischgewaagd 96JQ) covering 1/24 share of the undivided mineral rights. Permit (Number PP 294/2002 (Reference RDNW (KL) 5/2/2/4414)) was issued over the following areas: portions of Frischgewaagd covered by PP 294/2002 which includes the following areas:

Portion RE4 (286.8951 ha), Portion 3 (made up of Portion RE and Portion 13) (466.7884 ha), Portion 2 (made of up Portion RE2 and Portion 7 (a Portion of Portion 2)) (616.3842 + 300.7757 ha), Portion 15 (78.7091 ha), Portion 16 (22.2698 Ha) and Portion 18 (45.0343 ha).

The permit was valid until 16 October 2004. A conversion to a New Order Prospecting Right was approved.

A New Order Prospecting Rights application was submitted on 16 November 2005 by PTM over Frischgewaagd (Frischgewaagd 96JQ) for the remaining undivided mineral wealth. The application covers the same area of interest as that of Permit Number PP 294/2002 (Reference RDNW (KL) 5/2/2/4414) issued to RPM (see above paragraph):

Portion RE4 (286.8951 ha), Portion 3 (made up of Portion RE and Portion 13) (466.7884 ha), Portion 2 (made of up Portion RE2 and Portion 7 (a Portion of Portion 2)) (616.3842 + 300.7757 ha), Portion 15 (78.7091 ha), Portion 16 (22.2698 Ha) and Portion 18 (45.0343 ha).

The Deputy Director-General (Mineral Regulation) advised PTM in writing on 25 October 2006, that a New Order Prospecting Right will be Notarially Executed shortly at the DME’s Regional Manager’s office in Klerksdorp. The New Prospecting Right will thereafter be registered in the Mineral and Petroleum Titles Office in Pretoria.

A prospecting permit was issued to RPM over Koedoesfontein 94JQ (2795.1294 ha). The permit was issued on 19 March 2004 under Prospecting Number PP 70/2002 (Reference 5/2/2/4311) and is valid until 18 March 2006. A Notarial New Order Prospecting Right was approved.

Item 6(d) Rights to Surface, Minerals and Agreements:

Regarding Elandsfontein (PTM), the dispute that was declared over part of the property has been settled by way of an Agreement of Settlement which was signed on 26 April 2005. Party to this agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. The payment schedule is R1m within 10 days of signature, R0.5m within 60 days of signature, R2.2m within 90 days of signature and R3m by 15 December 2005. All necessary payments to date have been made timeously. PTM has now taken possession of the property.

Option agreements Onderstepoort (PTM) have been signed with the owners of the mineral rights on portions Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8 and Onderstepoort 14 and 15. The agreements are valid for a period of 3 (three) years from the granting of a Prospecting Permit. The option agreement over portions 3 and 8 require a payment of C$1,000 after signing, C$1,000 after the granting of the Prospecting Permit and C$1,000 on each anniversary of the agreement. The option agreement for Portions 4, 5 and 6 requires a payment of R5,014 after signing, R3,500 on the first anniversary, R4,000 on the second anniversary and R4,500 on the third anniversary. The option agreement for Portions 4, 5, 14 and 15 requires a payment of R117,000 after signing and payments of R234,000 and R390,000 within 10 days of the effective date. All payments are current and up to date.

The detailed terms of the WBJV (which include Elandsfontein, Onderstepoort (RPM), Frischgewaagd and Koedoesfontein) were announced on 27 October 2004. The WBJV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals and Petroleum Resources Development Act 28 (2002). PTM and RPM will each own an initial 37% working interest in the farms and mineral rights contributed to the joint venture, while AW will own an initial 26% working interest. AW will work with local community groups in order to facilitate their inclusion in the economic benefits of the joint venture, primarily in areas such as equity, but will also include training, job creation and procurement to Historically Disadvantaged South Africans (HDSA’s).

The WBJV structure and business plan is in compliance with South Africa’s recently enacted minerals legislation, and will pursue platinum exploration and development on the combined mineral rights covering 67 square kilometres on the WBJV.

PTM is the operator of the WBJV and undertook a due diligence on the data provided by RPM. PTM has undertaken to incur cost of exploration to the amount of R35 million over a 5 year period starting with the first 3 years at R5 million and increasing to R10 million a year for the last two, with the option to review yearly. The expenditure to date is in excess of PTM’s obligations to the joint venture agreement.

The Government of South Africa has proposed a 3% Gross Royalty on platinum production.

Item 6(e) Survey:

Elandsfontein (PTM) is registered with the deeds office (RSA) under Elandsfontein 102JQ, North West Province and measures 364.6357ha. The farm can be located on the Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: (+27) 21 658 4300, Fax: (+27) 21 689 1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort JQ, Northern Province and measures 1,085.2700ha. The farm can be located on the Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd and Koedoesfontein: Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96, registration district JQ, Northern Province and measures 1,836.8574 Ha and Koedoesfontein, which is registered with the Deeds Office (RSA) under Koedoesfontein 94, registration district JQ, Northern Province and measures 2,795.1294ha. Both the farms can be located on the Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Item 6(f) Mineralised Zones:

The BIC in general is well known for containing a large share of the world's platinum and palladium resources. Mineralised and non-mineralised layers extend, with little variation, for tens of kilometres along strike. There are two very different deposits within the Complex. Firstly, the Merensky Reef (MR) and the Upper Group 2 (UG2) chromitite, which together can be traced on surface for 300 km in two separate areas. Secondly, the Northern Limb (Platreef), which extends for over 120 km in the area north of Mokopane.

Historical estimates for the Bushveld’s platinum- and palladium-bearing reefs have been estimated at about 770 and 480 million ounces respectively (down to a depth of 2,000 metres). These estimates do not distinguish between the categories of Proven and Probable Reserves and Inferred Resource. Recent calculations suggest about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium respectively, and 939 and 711 million ounces of Inferred Resources. Mining is already taking place at 2km depth in the BIC. Inferred and ultimately mineable ore resources can almost certainly be regarded as far greater than these calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium resources respectively. Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group Chromitite layers, may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling to date on the WBJV area has shown that both the economic reefs (Merensky and UG2) are present and economically exploitable on the WBJV properties. The separation between these reefs tend to increase from the subcrop environment (less than 5 metres apart) to depths exceeding 650m (up to 50 metres apart) towards the northeast. The subcrops of both reefs generally strike southeast to northwest and dip on average 14 degrees to the northeast. The reefs locally exhibit dips from 4 to 42 (average 14 degrees) as observed from borehole information.

The most pronounced PGM-mineralisation along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1-1.2m-thick pegmatoidal feldsphatic pyroxenite unit.

The second important mineralised unit is the UG2 chromitite layer which is on average 0.6-2.0m thick and occurs within the project area.

 Item 6(g) Liabilities and Payments:

All payments and liabilities are recorded under Item 6(d).

Item 6(h) and Item 6(i) Environmental Liabilities and Prospecting Permits:

There are no known environmental issues relating to the PTM or WBJV properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991, as amended. Each prospecting area, or mining site, is subject to conditions such as:

1.

Environmental management shall conform to the Environmental Management Programme (EMP) as approved by the Department of Minerals and Energy (DME).

2.

Prospecting activities shall conform to all relevant legislations, especially the National Water Act, 1998, and such other conditions as may be imposed by the director of Mineral Development.

3.

Rehabilitation of the disturbed surface caused by prospecting activities will be rehabilitated to the standard as laid down in the EMP.

4.

Financial provision in the form of a Rehabilitation Trust and/or Financial Guarantee.

5.

A performance assessment, monitoring and evaluation report must be submitted annually.

Prospecting Permits are issued subject to the approval of the EMP, which in turn is subject to having provided a financial guarantee.

On Elandsfontein (PTM) the operator conducted exploration under an EMP approved for a Prospecting Permit granted to Royal Mineral Services on 14 November 2002 (now expired). A new application for a Prospecting Permit and an EMP has been lodged with the DME in the name of PTM and has been approved. A follow-up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) on 23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister or authorised person have the right to inspect the performance of the company with respect to environmental matters.

With regards to the Onderstepoort area that was contributed to the WBJV by PTM, all the EMP’s were lodged with the DME and were approved on 30 April 2004 for Onderstepoort 4,5 and 6 and on 24 April 2004 for Onderstepoort 3 and 8. Financial provision of R10,000.00 each for both optioned areas have been lodged with Standard Bank (Guarantee No. TRN M421363 for Onderstepoort 3 and 8 and No. TRN M421362 for Onderstepoort 4, 5 and 6 and M421364 for Onderstepoort 14 and 15).

Regarding Onderstepoort 14 and 15, a follow-up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) on 23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister or authorised person have the right to inspect the performance of the company with respect to environmental matters.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMPs that originated from RPM over Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM, as operator of the joint venture, will be the custodian and will be responsible as operator for all aspects of the Environmental Programmes and over all specifics as set out in the different allocated and approved EMP’s on all properties that form part of the WBJV.

With respect to Elandsfontein (RPM) (Portions 8 and 9 of Elandsfontein 102JQ) there is an EMP dated 26 February 2004. There is also an EMP over portions Mineral Area 2 (a Portion of Mineral Area 1) of the farm Elandsfontein 102JQ which has been dated 11 March 2004.

Regarding Frischgewaagd (Remaining Extent of Portion 4, Portion 3 (a Portion of Portion 1), Portions 15, 16, 18, 2 and 17 (a Portion of Portion 10) an EMP dated 22 September 2002 exists.

The EMP for Onderstepoort (RPM) was submitted with the Prospecting Permit application.

The EMP over Koedoesfontein is dated as having been received by the DME on 22 September 2002.

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Item 7(a) Topography, Elevation and Vegetation:

The WBJV properties are located on a central plateau characterised by extensive savannah, with vegetation consisting of grasses and shrubs with few trees.

For the Elandsfontein (PTM) and Elandsfontein (RPM) property the total elevation relief is greater since prominent hills occur in this portion of the property. Variations in topographical relief are minor and limited to low gently sloped hills. Elevations range from 1080 to 1156m with an average of 1100m on the Elandsfontein and neighbouring properties.

On the Onderstepoort (PTM) and Onderstepoort (RPM) properties the site elevation is approximately 1050m. The highest point is 1105 m. No major roads or township developments exist on the property. Only one minor water dam exists on the property. The northern boundary of the property is formed by the Elands River which is a perennial steam draining to the northeast. Minor drainage into the Elands River is from south to north on the area of concern. The main soils are moderate to deep, black and red clay soils, with thin sandy loam soils to the east. The North West Province is generally characterised by limited high potential agricultural soil. The erodibility index is 5 (high). The average sub-catchment sediment yield is 83 x 103 tons per annum.

In general, drainage of the streams is towards the northeast and joins into the Elands River, which forms the northern boundary of the area under concern. The farm lies in Quaternary sub-catchments A22F, the Elands River sub-catchments of the Limpopo drainage region.

This area is classified as Mixed Bushveld vegetation. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

The typical animal life of the Bushveld has largely disappeared from the area due to farming activities. Efforts are made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income. The Southern Greater Kudu found here are amongst the biggest in the country. On the area in question it is expected that larger buck such as Gemsbok, Cape Eland, Common Waterbuck, Impala, and Red Hartebeest may be kept on the farms, while smaller cats, viveriids, honey badgers, and Vervet monkeys should occur as free roaming game. Monitor lizards, snakes and geckos are present and the most characteristic birds include lilac breasted rollers, African hoopoes and owls.

Item 7 (b) Means of Access to the Property:

South Africa has a very large well-established mining industry in which the project is located. As a result of the mining activity (amongst several other factors) the infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems.

The Elandsfontein (PTM) and Elandsfontein (RPM) project area is located on the southwestern limb of the BIC, some 26 km west of the North West Province town of Rustenburg. The WBJV adjoins the Bafokeng Rasimone Platinum Mine, which lies to the southeast. The town of Boshoek is situated 10 km to the south of the project area along the tar road linking the town of Rustenburg with Sun City and crosses the project area. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek.

The Elandsfontein, Frischgewaagd, Onderstepoort and Koedoesfontein Properties are easily accessible from Johannesburg by travelling 120km northwest on the Regional Road 24 to the town of Rustenburg and then a further 35km to the properties. Numerous gravel roads cross the properties, which provides for easy access. The resort of Sun City is located approximately 10 km north of Project 1 (see Diagram 2). The Project 1 borders the AP’s managed Bafokeng-Rasimone Platinum Mine which lies to the south east of the property as well as the Styldrift Joint Venture (joint venture between the Royal Bafokeng Nation and AP) which lies directly to the east of the property which is also serviced by modern access roads and services.

Item 7(c): Population Centres and Nature of the Transport:

The major population centre is the town of Rustenburg, which lies about 35km directly to the south of the project. Pretoria lies approximately 100km to the East and Johannesburg lies about 120km to the southeast. A popular and unusually large hotel and entertainment centre (Sun City) lies about 10km to the north of the project. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without significant road building.

Item 7(d): Climate:

The climate is temperate with low rainfall and high summer temperatures, resulting in a semi-arid environment. The climate conditions (information provided by the SA Weather Bureau) within which the project is situated is typical of the northern part of the North West Province. In summer (November to April) the days are warm to hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The days during winter months (May to October) are dry and sunny with moderate to cool temperatures, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

The area is considered semi arid, with an annual rainfall of 520 mm. The rainy season occurs during the summer months of October to April with the highest rainfall in December and January. The highest rainfall ever recorded in any 24-hour period was 65mm. Wind conditions are relatively calm. The prevailing wind direction is north-northwest and wind speeds average 2.5 m/s.

Tabulated below is a guide to monthly averages for temperature, sunshine and rainfall for the region. (Reported within the submitted EMP which was submitted in conjunction with the Prospecting Permit application: Investigation conducted by DWA, a contractor trading under the name of Digby Wells and Associates, Environmental Solutions Provider).

MONTHLY AVERAGES		J	F	M	A	M	J	J	A	S	O	N	D
TEMP	(°C)	24.1	23.2	22.0	18.4	15.0	11.7	12.0	14.8	18.8	21.3	22.6	23.7
SUNSHINE	(HRS)	259	237	246	218	268	261	290	306	298	276	250	274
RAINFALL	(mm)	117	83	74	57	14	5	3	5	13	37	64	67

The exploration operating season is all year and without adverse climatic conditions or influence.

Item 7(e): Infrastructure with respect to Mining:

As this report details the exploration programme, is it sufficient to note that all areas are close to major towns with paved roads being the norm. Power lines cross both project areas and water resources are generally derived from boreholes which are close to the local towns and villages. As several platinum mines are located adjacent and within 50km of the property there is excellent access to materials and skilled labour. One of the smelter complexes of AP is located within 60 km of the property.

Surface rights as to 365ha on Elandsfontein have been purchased in the area near the resource and this may be of some use for potential operations. Further surface rights will be required.

ITEM 8 HISTORY

Item 8(a) Prior Ownership:

Elandsfontein (PTM), Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8 and Onderstepoort 14 and 15 were all privately owned. All previous work done on these properties has not been researched and is generally unpublished. A limited amount of academic work has been done over these properties by the Council for Geoscience (Government Agency) but is generally not of an economic nature.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of the major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd were held by Impala Platinum Mines Limited but were subsequently acquired by Johannesburg Consolidated Investment Company Limited, which was subsequently acquired by AP through RPM.

Item 8(b) Work done by Previous Owners:

Previous geological exploration and resource estimation assessments were done by AP who was the original owner of some of the mineral rights in the area of interest. AP managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay database are available.

Prior to the establishment of the WBJV and drilling commencing for the pre-feasibility study, PTM had drilled 36 boreholes on the Elandsfonein property, of which geological and sampling logs and assay databases are available.

Regional gravity and ground magnetic surveys were available which helped in the interpretation of the regional and local geological setting of the reefs. A distinct increase in gravity values occurs from the southwest to the northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. Low gravity trends in a southeastern to northwestern direction. The magnetic survey reflects the magnetite rich Main Zone and some fault displacements and late stage intrusives in the area.

The previous declarations can be reviewed on SEDAR (filed with SEDAR on 13 April 2006) and is entitled “Independent Preliminary Assessment Scoping Study Report and Resource Update Western Bushveld Joint Venture Elandsfontein Project (Project 1)”.

Item 8(c) Historical Reserves and Resources:

Previous reserves and resources quoted for the area, are those published in the AP 2004 Annual Report including 7.8Mt grading 5.88g/t 4E (1.47 million ounces 4E) on the Merensky Reef and 4.8Mt grading 4.52g/t 4E (0.70 million ounces 4E) on the UG2 Reef. This is reported for their 37% interest (equal to PTM’s as the WBJV was completed at that time). As to a 100% interest in the property this would result in an estimate of 21.1Mt grading 5.88 g/t 4E (3.96 million ounces 4E) on the Merensky and 13.0Mt grading 4.25g/t 4E (1.77 million ounces 4E) on the UG2 reef. The resources of AP are reported as subject to a satisfactory independent audit. The prill-splits are not available for these estimates but the estimates are relevant, reliable and in compliance with the SAMREC reporting best practice.

The independent QP then provided an updated estimated Inferred Resource of 15.41Mt grading 7.92g/t 4E (3.93 million ounces 4E) on the Merensky Reef and 10.05Mt grading 2.52g/t 4E (0.82 million ounces 4E) on the UG2 Reef, as announced in the press release dated 7 March 2005 (SEDAR Filed April 22, 2005).

PTM then announced on 12 December 2005 (SEDAR Filed 13 January 2006), an estimated Indicated Resource of 6.92Mt grading 5.89g/t 4E (1.31 million ounces 4E) and Inferred Resource of 20.28Mt grading 5.98g/t 4E (3.90 million ounces 4E).

On 2 March 2006 (SEDAR Filed 13 April 2006), an increase in Indicated Resource to 20.45Mt grading 3.91g/t 4E (2.57 million ounces 4E) and in Inferred Resource to 30.99Mt grading 5.16g/t 4E (5.14 million ounces 4E) was published.

All of the SEDAR filed resources listed above are in accordance with SAMREC categories and were reliable at the time of the estimate.

Item 8(d) Production from Property:

There has been no previous production from any of the WBJV properties.

ITEM 9 GEOLOGICAL SETTING

Regional Geology

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well known BIC. The BIC was intruded at about 2060 Ma ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km which is only matched in magnitude by the Windimurra intrusion (Western Australia) and the Stillwater intrusion (USA) (Cawthorn, 1996).

The mafic component of the complex hosts layers rich in PGE’s, nickel (Ni), copper (Cu), chromium  (Cr) and vanadium (V). The BIC is reported to contain ~ 68% and 40% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs.

The mafic rocks (collectively termed the Rustenburg Layered Suite (RLS) are subdivided into the following five zones:

•

Marginal Zone – comprised of finer-grained gabbroic rocks with abundant country-rock xenoliths.

•

Lower Zone – the overlying Lower Zone is dominated by ortho-pyroxenite with associated olivine-rich cumulates (harzburgite, dunite).

•

Critical Zone – first appearance of well-defined cumulus chromitite layers mark commencement of the Critical Zone. Seven Lower Group (LG) chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers (Middle Group or MG) mark the top of the pyroxenite-dominated lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and noritic rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone which is characterised from here up by a number of cyclical units. The cycles commence in general with narrow pyroxenitic horizons (with or without olivine and chromitite layers), which invariably pass up into norites that, in turn, pass into leuconorites and anorthosites. The UG1 (first of the two Upper Group chromitite layers) is a spectacular cyclical unit consisting of a chromitite layer with overlying footwall layers that are interlayered with an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance due to its economic concentrations of PGE’s. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef is found at the base of the Merensky cycle which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed 1m in thickness. The top contact of the Critical Zone is defined by the Giant Mottled Anorthosite that forms the top of the Bastard cyclic unit.

•

Main Zone – consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. The middle to upper parts of the Main Zone is very resistant to erosion and gives rise to distinctive hills which are currently being mined for dimension stone (‘black granite’).

•

Upper Zone – the base of the Upper Zone is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base, Subzone B where cumulus Fe-rich olivine appears, and Subzone C where apatite appears as an additional cumulus phase.

Local Geology

Exposures of the BIC located on the western limb include the stratigraphic units of the Rustenburg Layered Suite. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. There are two potentially economically viable platinum-bearing horizons in this area, namely the Merensky Reef, occurring either as a pegmatoidal feldspathic pyroxenite, a hartzburgite, or as a coarse-grained pyroxenite as well as the UG2 Reef as a chromite seam/s.

The Merensky Reef and UG2 Reef subcrops beneath a relatively thick (± 2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4 degrees and 42 degrees with an average of 14 degrees (in this area specifically). The top 32m of rock formation below the soil column are characterised by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone succession. Thickness of this profile increases near intrusive dykes traversing the area resulting in possible targets for water boreholes.

The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Gabbro Marker) and the Critical Zone (HW1-5 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and more often the UG1 Reef, is not developed in some areas due to the irregular and elevated palaeo-floor of the Transvaal sediments.

Stratigraphy

The detailed stratigraphy of the western BIC is depicted in Diagram 4. The identifiable units within the WBJV area from top to bottom are: the base of the noritic Main Zone, the anorthositic hanging wall sequence (HW1 to 5), the Bastard Reef pyroxenite, MID 1 to 3 (noritic at base to anorthositic at the top), Merensky Reef pyroxenite, the anorthositic footwall (FW 6/Lone-chrome unit to the FW 12 anorthosite unit), the UG2 unit, an underlying medium-grained norite (FW13), multiple UG1 chromitite seams underlain by a medium-grained mottled anorthositic FW16 and Transvaal basement sediments at the bottom. Drilling below the UG1 indicated the general absence of the basal chilled alteration zone in contact with the Transvaal Supergroup sediments in the Project 1 area.

The Main and Critical Zone sequence of the BIC as seen in the WBJV boreholes (see Tables 1a and b and Diagram 5) consist of norites and gabbro-norites within the Main Zone (less than 60m thick) at the top of the sequence. Spotted and mottled anorthositic hanging wall units (HW 1 to 5) (less than 20m thick close to subcrop and less than 130m thick away from the subcrop) overlying the Bastard pyroxenite (less than 2m thick) that is followed by norite to mottled anorthosite. The MID 1-3 units (ranging in thickness from 6-30m from shallow to deeper environments) overlie the Merensky Reef pyroxenite (less than 2m thick). The Merensky Reef can either be a thin (less than 10cm thick) pegmatoidal feldspathic pyroxenite, and/or a millimetre-thick chromitite layer, a contact only, or a thicker (more than 100cm thick) type reef consisting of harzburgite and/or pegmatoidal pyroxenite units. Some of the norite footwall units (FW 1 to 5) at the immediate footwall of the reef, are not always developed and is in total much thinner (less than 13m thick) than at the adjacent BRPM operation. The mottled anorthosite footwall unit, FW 6 (less than 2m thick) with a thin, only millimetres thick chromitite layer (Lone-Chrome layer), although thinner (within the pegmatoidal feldspathic pyroxenite reef type area) is generally developed in this area and constitutes a critical marker horizon. Footwall units, FW 7 to 11, (mostly norite) are also not always developed and much thinner (less than 25m thick) than at BRPM. The mottled anorthosite footwall unit, FW 12, is generally well developed (less than 2m thick) and overlies a very thin UG2 chromitite/pyroxenite reef in the southern part of the property. The UG2 chromitite layer is in most cases disrupted and either very thin or occurs as a pyroxenite in this project area of the WBJV area. Further northeast towards the Frischgewaagd project area, the UG2 seems to be thickening, especially in geological environments where the palaeo-floor to the Bushveld Complex tends to have lower slope gradients.

Thickening of the stratigraphic units as described above, trends more or less from the southwest to the northeast. This may have resulted due to a general thickening of the entire BIC towards the central part of the complex, away from the steeper near-surface contact with the Transvaal Supergroup. Some localities were identified in the central part of the WBJV project area where thinning of lithologies are evident due to the existence of possible palaeo-high environments within the footwall below the BIC.

Correlation and Lateral Continuity of the Reefs

The lower noritic portion of the Main Zone could be identified and correlated with a high degree of confidence. A transgressive contact exists between the Main Zone and the anorthositic hanging wall sequence (HW 1-5). The HW 1-5 sequence is taken as a marker horizon that thins out significantly from northeast to southwest across and along the dip direction. Due to the thinning of the Critical Zone, only the primary mineralised reefs (Merensky and UG2), as well as the Bastard Reef, Merensky pyroxenite above the Merensky Reef, FW 6 and FW 12 were positively identified. The sequence was affected by iron-replacement, especially the pyroxenites towards the western part of the property. Evidence of iron-replacement also occurs along lithological boundaries within the Main Zone and the HW 5 environment of the Critical Zone and in a down-dip direction towards the deeper sections of the property.

The Merensky Reef and UG2 Reef are positively identified in new intersections. The intersection depths are summarised in Table 1a and 1b. Only the reef intersections that had no faulting or disruptions/discontinuities were used in the resource estimate. The UG1, traditionally classified as a secondary reef with a typical multiple chromitite seam package, has been intersected in some boreholes and although in many cases strongly disrupted returned surprisingly attractive grades.

Resource estimation is not viable within 50m from surface due to excessive core loss being the results of near surface weathering (weathered rock profile), joint set interference, reef identification/correlation problems and thinning of the reefs towards the west.

Merensky Reef is poorly developed in the Elandsfontein property area, from the subcrop position to as far as 100m downdip and as far as 800m along strike. This is due to the presence of a palaeo-high on the Transvaal sediment floor rocks below the BIC. Another reason for the absence of developed Merensky Reef in the resource block was the existence of marginal grades and poor reef development in this shallow environment where in places the reef was not developed at all due the palaeo-high features of the Transvaal sediments. This area is locally referred to as the Abutment.

With respect to the UG2 Reef in the project area, relative to the abutment effect of the underlying Transvaal sediments, a smaller area extending from subcrop position to as deep as 400m down-dip with strike length 420m of UG2 Reef was present by a relatively lower grade.

Structural Discontinuities

Viljoen (1999) originally proposed a structural interpretation based on geological and geophysical data for the western lobe of the BIC. This study included gravity and vibroseis seismic data for the southwestern portion of the RLS northwest of Rustenburg (including the Boshoek Section). It was concluded that the Merensky Reef is present within much of this lobe, including the part further to the east below the Nebo granite sheet. Seismic reflectors associated with the cyclic units of the upper Critical Zone define fairly closely the position of the Merensky Reef. The seismic data also portrayed an essentially sub-horizontal disposition of the layering within the BIC mafic rocks below the Nebo granite sheet (Viljoen, 1999).

The gravity data indicate a gravity high axis extending throughout the western lobe following the upper contact of the mafic rocks with the overlying granitic rocks. A number of pronounced gravity highs occur on this axis. A gravity anomaly with a strike length of 9km is situated northeast of Rustenburg towards the east of the Boshoek Section. The gravity highs have been interpreted as representing a thickening of the mafic rocks, reflecting feeder sites for the mafic magma of the western BIC (Viljoen, 1999).

The western lobe is interpreted by Viljoen (1999) as having two main arcuate feeder dykes which, closer to surface, have given rise to arcuate, coalescing, boat-shaped keels containing saucer-shaped, inward-dipping layers, analogous to the Great Dyke of Zimbabwe.

In the Boshoek Section north of Rustenburg, the variable palaeo-topography of the Bushveld floor represented by the Transvaal Supergroup contact forms a natural unconformity with the overlying Bushveld layered sequence. Discontinuities due to structural interference of faults, sills and dykes are pronounced in the area and are attributed to the presence of the Pilanesberg Alkaline Complex intrusion to the north of the property. To determine the existence of potholes on the property, the possibility exists that pothole edges may be associated with the Contact Reef. Duplicated reef intersections (isolated cases) could also represent pothole edge effects (goose-necking). Furthermore, pseudo-reefs along the pothole edges associated with goose-necking may be interpreted within the project area as evidence for the existence of potholes.

Faulting

A structural model was developed from evidence provided by the magnetic survey results and geological logs of drilled cores. At lease three generations of faults were identified on the property with the dominant structures orientated at 345 degrees and 315 degrees north respectively. The first fault set appears to be the most prominent with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

Dykes and sills

Several dolerite intrusives, mainly steep-dipping dykes and bedding parallel sills, were intersected in boreholes on the property. These range in thickness from 0.5m to 30m and most of them appear to be of a chilled nature and some are associated with faulted contacts. An east-west trending dyke is evident on the magnetic image, and was intersected in borehole WBJV005 and appears to be of Pilanesberg intrusion age. This dyke appears to have a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side. More work is required to understand the mechanics of this system.

Shear Zones

A shear zone is identified along the footwall contact Alteration Zone. This structure appears to be confined to the extreme southern section of the Elandsfontein shallow reef environment and eliminates stratigraphy progressively from the UG2 horizon to the Main Zone from east to west. The elimination effect of the shear zone is restricted to the first 200m from surface.

Replacement Pegmatites

Pseudo-form replacement bodies exist within the Elandsfontein property and seem to be concentrated in the lower part of the Main Zone and HW 5 of the Critical Zone. Reef packages to the south in the Elandsfontein (PTM) area are marginally affected (Siepker and Muller, 2004). This should be taken into consideration in the resource estimation and geological loss figures for both Merensky and UG2 reefs. Due to the pseudo-form nature of these bodies, accurate estimation of its interference of the reef horizon is extremely difficult.

Depth of Oxidation and Overburden

Evidence obtained from boreholes drilled to date showed that the regolith thickness in the WBJV area varies from 21-50m. The depth of oxidization coincides with depth of weathering and affects the reef horizons along the subcrop environment and along the 1015 AMSL reef contour line.

Geological and Rock-Engineering Related Losses

Geological and rock-engineering related losses are generally in the order of 30% for platinum mines and projects in the BIC. Losses within the pegmatoidal feldsphatic pyroxenite reef may be as high as 40% due to the influence of replacement bodies, faulting, presence of contact reef (highly variable grade) and the possible occurrence of potholes and/or palaeo-high features overlying the Transvaal Supergroup floor rocks. A geological loss of 18% is applied to the resource model due to faults, dykes and iron-replacement.

Structural Model

A structural model was constructed from geophysical information and borehole intersections. In general, three phases of deformation are recognised in the area of interest. The oldest event appears be associated with dykes and sills and these are trending at 305 degrees northwards and is of post-BIC age. A second phase represented by younger fault features is trending in two directions respectively at 345 degrees and 315 degrees northwards. These appear to have a consistence down-throw towards the west. A third and final phase of deformation is possibly related to a regional east-west-striking dyke system exhibiting a buffer affect on adjacent structures.

Site Specific Geology

The general stratigraphy of the Upper Critical Zone proximal to the primary reefs, Merensky and UG2, has been described by the project geologist as follows:

The Mid 1 norites are usually less than a metre thick and have a gradational contact with the underlying Merensky Pyroxenite. The light grey medium-grained norites consist of equal-granular cumulate pyroxenes with intercumulus feldspar. The Merensky Pyroxenite (MPyx) forms the hanging wall to the Merensky Reef and attains a thickness ranging from 0.2m to 5.0m. It consists of cumulate pyroxenes with interstitial feldspar. The subhedral pyroxenes are medium- to coarse-grained and tend to become coarser-grained towards the upper contact with the Merensky Reef Upper Chromitite (MRUCr) stringer. The Merensky Pyroxenite contains interstitial sulphide (2-4%)

towards the bottom contact and just above the MRUCr. The main sulphides are represented by pyrrhotite and pentlandite with minor pyrite.

The Merensky Reef Upper Chromitite (MRUCr) exists as a ~ 1mm to 10mm thick chrome stringer or as disseminated chrome lenses. It forms the base of a new cycle of differentiation considered to be responsible for thermal reconstitution of the underlying proxenite which formed the pegmatoidal Merensky Reef. It is this cycle which introduced much of the PGE and base metal sulphide mineralisation of the Merensky Reef (Viljoen, 1999).

The Merensky Reef Pegmatoidal Feldspathic Pyroxenite (FPP) range in thickness from 0m to 0.75m and is bounded by the MRUCr and the Merensky Reef Bottom Chromitite (MRBCr). The unit consists of cumulus pegmatoidal pyroxene and intercumulus plagioclase. The plagioclase is an interstitial phase which encloses the orthopyroxene and clinopyroxene in a piokilitic texture. The FPP contains disseminated and blebby sulphides (3-5%) represented by pyrrhotite, pentlandite and minor pyrite. In the presence of the MRUCr the feldspathic pyroxenite (MPyx) grades into a well developed pegmatoidal feldspathic pyroxenite (FPP) with strong reconstitution of sulphides within the proximal footwall units.

The Merensky Bottom Chromitite (MRBCr) ranges in thickness between 0.1m and 0.7m. At normal reef elevation, the MRBCr represents a more or less conformable base of an existing differentiation cycle. Where anorthosite underlies the Merensky Reef, the downward settling of immiscible sulphides was arrested and they became concentrated in narrow pegmatoidal reef. Viljoen (1999) indicated that this is due to the unreactive nature of the anorthosite. Where norite underlies the bottom chromitite (MRBCr), the thermal front penetrated into the footwall and resulted in the blotchy, thermal reconstitution of the fairly reactive footwall norite or leuconorite.

The immediate footwall to the Merensky Reef in general consists of norite (FW1/FW2 or FW3) that is often mineralised up to one metre below the Merensky contact. FW1 is a ~6m-thick norite layer. FW2 is much thinner around 1m in thickness and consists of a thin mottled anorthosite at the top contact. Where FW2 attains a thickness of ~2m a third layer consisting of pyroxenite (1-2cm thick) is developed. FW3 is a ~11m-thick uniform leuconorite which is distinguished from the FW2 norite by its texture.

The UG2 Reef is characterised by a 0.3me-thick coarse-grained feldspathic pyroxenite below its base and a 5cm to 30cm hartzburgitic leuco-norite unit is developed below the feldspathic pyroxenite, mostly at the property mid section and deep environment. If pegmatoidal, the feldspathic pyroxenite contains disseminated chromite and chromitite stringers. An abrupt contact normally occurs between the Hartzburgite unit and FW13 norites.

The lower contact between the UG2 main seam and the underlying feldspathic unit is mostly irregular. Poikilitic bronzite crystals give the UG2 chromitite seam a spotted appearance and seem to be confined to the main seam. This unit is often massive chromitite but in places occur as numerous seams due to the presence of interstitial pyroxenite. The thickness of the UG2 layer seems to increase in depth from the subcrop i.e. as a very disrupted thin seam (5cm to 20cm) on the Abutment environment to a pronounced thick ore body (more than 2m thick) in the deeper eastern section at the WBJV boundary.

A ~3m-thick upper feldspathic pyroxenite above the UG2 main seam contains cumulate pyroxene and intercumulus feldspar and hosts three Leader seams of variable thickness, which are generally situated between 0.2-3m above the UG2. These three Leaders are not always present and Leaders 2 (UG2L2) and 3 (UG2L3) seem to be vacant on the slope environments where the Transvaal Basement is elevated. The thickness of the leaders has been logged as 10cm to 20cm for UG2L1 and UG2L2; and UG2L3 is mostly thin (a few mm chromitite seam).

The FW 12 poikilitic anorthosite has an abrupt contact with the underlying feldspathic pyroxenite that overlies the UG2 and varies in thickness between 8m and 13m.

ITEM 10 DEPOSIT TYPE

The project area is situated on the Western Limb of the BIC. PGM mineralisation is hosted within the Merensky Reef and the UG2 Reef located within the Upper Critical Zone of the RLS of the BIC. The property is adjacent to the Bafokeng Rasimone Platinum Mine to the southeast, currently mining the Merensky Reef. The geology of the BRPM mine is relatively well understood and is expected, in certain aspects, to be representative of the WBJV area.

The Merensky Reef is a well developed seam along the central part and towards the north eastern boundary of the property. Islands of thin reefs and relative low level mineralisation are present across the premise and are mostly a function of the following reef types: Contact and Pyroxenite Facies (see Diagram 7). The better developed reef package, and generally a combination of the intensity of chromitite and pegmatoidal feldspathic pyroxenite development, occurs as larger island domains as a wide central strip in a north-south orientation from subcrop to the deeper portions. This geo-domain is dominated by a facies type identified as Pegmatoidal Feldspathic Pyroxenite Facies with a FPP unit sandwiched by an upper and lower chromitite seam.

The UG2 Reef is well developed towards the northeast of the Elandsfontein project area but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. The UG2 Reef in this area also appears to be disrupted by the shear zone along the footwall Alteration Zone. Towards the northwest on Frischgewaagd the reef is generally well developed and occurs as a single prominent chromitite layer with varying thickness (few centimetres to more than 2m).

The isopach thickness between the Merensky and the UG2 reefs on the Project 1 area increases from approximately 10m to as much as 80m in a southwest-northeast direction. The reefs dip at a shallow angle near surface and increase in places to as much as 42 degrees and on average 14 degrees. A similar situation exists in the north of the project area but with isopach thicknesses ranging from 6-25m at depths of 200m below surface. In general, the isopach thicknesses appear to increase in a northeastern direction sub-parallel to the strike direction of the BIC layered lithologies.

Geological Model – Boshoek Section of the Western Bushveld Complex (from Schürmann, 1993)

The Boshoek Section is located in the mafic part of the southwestern BIC. The area lies between the Magaliesberg Formation quartzites in the south and west, the gabbro of the Upper Zone in the east and the Pilanesberg Alkaline Complex in the north. The BRPM lease area is situated in the Boshoek section north of Rustenburg.

Rocks of the RLS are poorly exposed in the southwestern BIC. The RLS is subdivided into the Boshoek, Rustenburg and Marikana sections by marked undulations within the sedimentary floor rocks. These undulations appear to be responsible for lateral variations in thickness of the different units of the Lower and lower Critical Zone. In the Boshoek Section, only the Marginal, Critical and Main Zones are developed within the RLS. The lower Critical Zone rests directly on Marginal Zone lithologies.

In general, the Marginal Zone is mainly represented by norite, the lower Critical Zone by harzburgite and pyroxenite, the Upper Critical Zone by anorthosite, norite and porphyritic pyroxenites, the Main Zone by gabbros and the Upper Zone by ferrogabbro.

Leeb-Du Toit (1986) described the succession from the UG1 to the top of the Bastard reef in the Impala Lease area and introduced a terminology by which characteristic rock layers are numbered sequentially from the Merensky Reef down, i.e. the footwall (FW) layers, and from the Reef up, i.e. the hanging wall (HW) layers.

Structure

Floor rocks to the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest-trending post-Bushveld Rustenburg fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70 degrees and dipping very steeply south-southeast or north-northwest is related to the Rustenburg fault system. These structures were reactivated during intrusion of the Pilanesberg Alkaline Complex. Dykes associated with the Pilanesberg Alkaline Complex intruded along these faults and joints.

Two stages of folding have been recognised within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths are present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills.

A second stage of deformation is indicated by large-scale folds, represented by the undulating contact between the floor and the RLS. Their fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a very strong thinning of BIC rocks from east to west as it onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The MR and UG2 isopach decreases from 60m to 2m at subcrop position as is clearly illustrated through the section in Diagram 6. There is also a subcrop of the critical zone against the main zone rocks.

Stratigraphy of the Upper Critical Zone

The upper Critical Zone of the RLS mostly comprises norites, leuconorites and anorthosites. Leeb-Du Toit (1986) assigned numbers to the different lithological units according to their position in relation to the Merensky unit. The footwall layers range from FW14 below the UG1 chromitite to FW1 directly below the Merensky Reef. The hanging wall layers are those above the Bastard Reef and range from HW1 to HW5. The different layers within the Merensky unit are the Merensky feldspathic pyroxenite at the base, followed by a leuconorite (Middling 2) and a mottled anorthosite (Middling 3). The feldspathic pyroxenite layers (pyroxene cumulates) are named according to the reef hosted by them. These include from the base upwards the UG1, UG2 (upper and lower), Merensky and the Bastard pyroxenite.

The upper Critical Zone in the Boshoek Section was subdived by Schürmann (1993) into six units based on lithological features and geochemical trends. These include the UG1, UG2, Intermediate, Merensky footwall or “Pseudo”, Merensky and Bastard units. The Intermediate and Merensky footwall units were further subdivided on the basis of modal-mineral proportions and whole-rock geochemical trends. Below follows a detailed description of the subdivision of the upper Critical Zone in the Boshoek Section (from Schürmann (1993)):

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UG1 Unit

The UG1 chromitite layer is approximately one metre thick and forms the base of this unit. It is underlain by the 10-m-thick FW14 mottled anorthosite. The UG1 chromitite layer bifurcates and forms two or more layers within the footwall mottled anorthosite, while lenses of anorthosite also occur within the chromitite layers. The overlying pyroxenite consists of cumulus orthopyroxene, oikocrysts of clinopyroxene and intercumulus plagioclase. The UG1 pyroxenite is separated from the overlying FW13 leuconorite (~8m-thick) by a thin chromitite layer (1-10cm thick) with sharp top and bottom contacts.

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UG2 Unit

The UG2 unit commences with a feldspathic pyroxenite (~4m-thick) at its base and is overlain by an orthopyroxene pegmatoidal layer (0.2m to 2m thick) with a sharp contact. Disseminated chromite and chromitite stringers are present within the pegmatoid. It is in turn overlain by the UG2 chromitite (0.5m to 0.8m thick) on an irregular contact. Poikilitic bronzite grains give the chromitite layer a spotted appearance. A 9m-thick feldspathic pyroxenite overlies the UG2 chromitite. The upper and lower UG2 pyroxenites have sharp contacts with FW12 and FW13. The upper UG2 pyroxenite hosts the “Leader triplets” which occur between 0.2m to 3m above the main UG2 chromitite.

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Intermediate Unit

The Intermediate unit overlies the upper pyroxenite of the UG2 unit and extends to the FW7/FW6 contact. The lowermost unit is the 10m-thick mottled anorthosite of FW12 which overlies the UG2 upper pyroxenite with a sharp contact. FW11, a ~1m-thick leuconorite has gradational contacts with the under- and overlying layers. FW10 consists of a ~10m-thick leuconorite layer. Subdivision between these two units is based on the texture and subtle differences in the modal composition of the individual layers. Leeb-Du Toit (1986) termed FW11 a spotted anorthosite and FW10 an anorthositic norite. FW12, 11 and 10 constitute the first Intermediate sub-unit as subdivided by Schürmann (1993).

The second Intermediate subunit consists of FW9, 8 and 7. The 2m-thick FW9 mottled anorthosite overlies the FW10 leuconorite with a sharp contact. The FW8 leuconorite and FW7 norite are respectively 3m and 37m thick. The FW9/FW8 and FW8/FW7 contacts are gradational but distinct. A 1.5m thick highly contorted mottled anorthosite “flame bed” is present 15m above the FW8/FW7 contact.

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Merensky Footwall Unit

This unit contains the succession between the FW7/FW6 and the FW1/MR contacts. Leeb-Du Toit (1986) indicated that where the FW6 layer is thicker than 3m, it usually consists of four well-defined rock types. The lowermost sublayer, FW6(d) is a mottled anorthosite with mottles between 30mm and 40mm in diameter. It is characterised by the presence of nodules or “boulders” and is commonly referred to as the “Boulder Bed”. The nodules are described as “muffin”-shaped, 5-25cm in diameter, with convex lower contacts and consist of cumulus olivine and orthopyroxene with intercumulus plagioclase. A single chromitite stringer (2-10mm thick), is present at the base of the FW6(d) sublayer. FW6(c) is also a mottled anorthosite but not always developed. FW6(b) is a leuconorite containing pyroxene oikocrysts 10mm to 20mm in diameter. Two layers (2cm to 3cm thick), consisting of fine-grained orthopyroxene and minor olivine, define the upper and lower contacts. FW6(a), the uppermost sublayer, is also a mottled anorthosite.

FW6 is overlain by a uniform norite (FW5), with a thickness of 4.1m. It appears to thin towards the north (~1m thick). FW4 is a mottled anorthosite (40cm thick), with distinct layering at its base. FW3 is an 11-m-thick uniform leuconorite. FW2 is subdivided into three sublayers. FW2(b) is a 76-cm-thick leuconorite and is overlain by a 33-cm-thick mottled anorthosite (FW2(a)) layer. Where FW2 attains a maximum thickness of 2m, a third layer, i.e. a 1cm to 2cm thick pyroxenite or pegmatitic pyroxenite (FW2(c)) is developed at the base. FW2(c) is absent in the Boshoek Section area (Schürmann, 1993). FW1 is a ~7m-thick norite layer. Schürmann (1993) further subdivided the Merensky footwall unit into four subunits. The lowermost subunit, consists of sublayers FW6(d) and FW6(b). Subunit 2, which overlies subunit 1, commences with FW6(a) at the base and grades upwards into FW5. The FW5/FW4 contact is sharp and divides subunits 2 and 3. Subunit 3 consists of FW4, FW3 and sublayer FW2(b). Subunit 4 consists of FW2(a) and FW1 and forms the uppermost subunit of the Merensky footwall unit.

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Merensky Unit

The Merensky unit, with the Merensky Reef at its base, is the most consistent unit within the Critical Zone (see Item 9).

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Bastard Unit

The Bastard unit consists of a basal pyroxenite (~3m-thick), with a thin chromitite developed on the lower contact. This chromitite is the uppermost chromitite layer in the Critical Zone. A 6.5m-thick norite layer (HW1) overlies the pyroxenite. HW1 is separated from HW2 by two thin mottled anorthosite layers. HW3 is a 10-m-thick mottled anorthosite and constitutes the base of the “Giant Mottled Anorthosite” The mottled anorthosites of HW4 and HW5 are 2m and ~37m thick, respectively. Distinction between HW3, 4 and 5 is based on the size of the mottles of the respective layers.

ITEM 11 MINERALISATION

Mineralisation Styles and Distribution

MERENSKY REEF

The most pronounced PGM mineralisation along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1m to 1.2m thick pegmatoidal feldsphatic pyroxenite unit. The Merensky Reef is generally also associated with thin chromitite layers on either/or the top and bottom contacts of the pegmatoidal feldsphatic pyroxentite. The second important mineralised unit is the UG2 chromitite layer which is on average 0.6m to 2.0m thick and occurs within the project area (Elandsfontein and Frischgewaagd).

The Merensky Reef at the adjacent BRPM mining operation consists of different reef types (or facies types) described as either contact-, pyroxenite-, pegmatoidal pyroxenite- and harzburgite-type reefs. Some of these facies are also recognised on WBJV project areas.

Evidently from logging and sampling information of holes on the WBJV property the footwall mineralisation of Merensky Reef below the main chromitite layer occurs in reconstituted norite which is formed due to a high thermal gradient at the base of the mineralising Merensky cyclic unit. The upper chromitite seam may form an upper thermal unconformity. Footwall control with respect to mineralisation is in many cases more dominant than the actual facies (e.g. the presence of leucocratic footwall units) or a chromitite (often with some pegmatoidal pyroxenite).

Within the project Area, the emplacement of the Merensky Reefs is firstly controlled by the footwall stratigraphic units. The Merensky Reef may be present immediately above any of the footwall units, namely, the FW1, FW2 or FW3 units. This has given rise to the terminology of “Abutment Terrace”, “Mid Terrace” and “Deep Terrace” relating to either of the FW1, FW2 or FW3 thermal erosional level.

Within, and not necessarily confined to, each of the “Terraces”, the morphology of the Merensky Reef can change. Each type of Merensky Reef has been classified as either “Type A”, “Type B”, “Type C” or “Type D” depending on the following characteristics:

TYPE A Merensky Reef Facies: This type of Merensky Reef is related to the interface between the normal hanging wall of the Merensky Reefs and the footwall of the Merensky Reef. There is no obvious chromite contact or any development of the normal pegmatoidal feldspathic pyroxinite. This may well be classified as hanging wall on footwall but normally has a PGM value within the pyroxenite (see Diagram 7).

TYPE B Merensky Reef Facies: This type of Merensky Reef is typified by the presence of a chromite seam which separates the hanging wall pyroxenite from the footwall which could be FW1, FW2 or FW3 (refer to Diagram 7).

TPYE C Merensky Reef Facies: This type of Merensky Reef can be found on any of the three “Terraces” and has a characteristic top chromite seam overlaying a pegmatoidal feldspathic pyroxenite. This facies has NO bottom chromite seam (refer to Diagram 7).

TYPE D Merensky Reef Facies: This type Merensky Reef is traditional termed “Normal Merensky Reef” throughout the BIC and has a top and bottom chromite seams straddling the pegmatoidal feldsphatic pyroxenite.

UG2 REEF

The model for the facies for the UG2 Reef is primarily developed from borehole exposures in the northeast of the property. The integrity of the UG2 deteriorates towards the southwest of the project area. Towards the southwest of the project area the UG2 is found only to be a thin chromite layer and/or pyroxenitic unit only and thus not suitable for the development of any robust geological facies model.

In the northeast of the project area the UG2 is relatively well developed and usually has three thin chromite seams (Leaders) developed above the main seam.

The UG2 Reef facies can also be explained in terms of four distinctly different facies types, as is illustrated in Diagram 8. Several factors appear to control the development of the UG2 package, of which the digital terrain model (DTM) of the Transvaal Basement is likely to have the most impact. The distinct variance in the various facies is seen as a direct correlation with the increasing isopach distance between the UG2 and Merensky Reef. In this regard, the facies-types for the UG2 have been subdivided into the “Abutment Terrace Facies”, “Mid Slope Terrace Facies” and the “Deep Slope Terrace Facies”. Each are described as follows:

The ABUTMENT TERRACE FACIES was identified in the area where the basement floor was elevated which may be as a result of footwall upliftment or on an original palaeo-high. In this area there appears that there was insufficient remaining volume for the crystallisation and mineralisation of PGE’s. A reduced lithological sequence and thinning out of layering are evident in this facies domain/s.  In this environment there is a irregular and relatively thin (5cm to 20cm) UG2 main seam is developed with no evidence of the presence of Hartzburgitic footwall. No leaders are present and there is a distinct absence of the normal overlying FW8 to FW12 sequence.

The intermediate area between the Abutment Terrace Facies and the Mid Terrace Slope Facies has no UG2 development. The FW is normally a thin feldspathic pyroxenite transgressing downwards to medium-grained norite FW13. In most cases the hanging wall varies from FW7 to FW8 norites.

The MID AND DEEP TERRACE FACIES environments that represent the central and northern boundaries of the project areas are characterised by a thicker to well developed UG2 main seam from ~0.5m to more than 3m respectively. Again, as was the case with the Abutment Terrace Facies, the development of a robust UG2 is dependent on the UG2 – Merensky Reef isopach. This facies is characterised by all the leaders being exposed at all times and the Leader 3 (UG2L3) occurs as a pencil-line chromite seam. A prominent development of a Hartzburgite FW unit (5cm to 30cm) is mostly present in the Mid and Deep Terrace Facies.

ITEM 12: EXPLORATION

Item 12(a): Survey (Field Observations) Results, Procedures and Parameters:

Fieldwork conducted to date in the form of soil sampling and surface mapping was firstly completed on the Farm Onderstepoort where various aspects of the Lower Critical Zone, intrusive ultramafic bodies and structural features were identified. An extension of these efforts was later done towards the south on the farms Frischgewaagd and Elandsfontein. Results from the above work contributed directly to the economic feasibility of the overall project, directing the main focus to the project area to delineate the subcrop position of the actual Merensky and UG2 economic reef horizons.

Geophysical information obtained from AP was particularly useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC. In particular, the aeromagnetic data delineated magnetic units within the Main Zone which facilitated in recognising the strike of the strata as well as identifying the dykes and iron-replacements.

BW Green was contracted to do ground geophysical measurements. Ground gravity measurements of 120.2km have been completed on 500m line spacing perpendicular to the strike across the orebody as well as 65.5km magnetic and 40.1km radiometric measurements. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip opening up the possibility for more economic mineralisation. In the same instance, it also highlights where the Transvaal footwall causes the abutment or onlapping of the BIC rocks.

Item 12(b): Interpretation of Survey (Field Observations) Results:

The structural features identified from the aeromagnetic data were interpreted in terms of a regional structural model (see Diagram 9a and b). Major dyke features were easily recognised and these assisted in the compilation of a structural model for the WBJV project area. A prominent east to west trending linear feature was later identified as a south-dipping dyke during the exploration drilling programme. This dyke occurs along the northern boundary of the project area. A second dyke occurs along the northeastern boundary of the Elandsfontein and Frischgewaagd areas.

Other major structural features include potential fault features orientated at 345 degrees north in the deep environment of the Frischgewaagd south area.

Item 12(c): Persons responsible for Survey (Field Observations) Data Collection and Compilation:

The geophysical and satellite imagery data were supplied by AP. Mr WJ Visser (PTM) and Mr BW Green were responsible for the interpretation and modelling of the information, with the assistance of AP. All other field data (mapping, soil sampling, XRF, petrography, ground magnetic and gravimetric surveys) was collected, collated and compiled by PTM (RSA) personnel under the guidance and supervision of Mr WJ Visser and is deemed to be reliable and representative.

ITEM 13: DRILLING

Type and Extent of Drilling

The type of drilling that is being conducted on the WBJV was a diamond drilling, core recovery technique. The drilling involves a BQ size of solid core extraction. The drilling is being placed on an unbiased 500m by 500m grid and detailed when necessary to a 250m by 250m grid in the project area. The grid has been extended for 4.5 km along strike to include the whole of the project area.

Procedures, Summary and Interpretation of Results

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package trading under the name of ARCVIEW. The exact borehole locations together with the results of the economic evaluation are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are manually and digitally drawn through the deposit. This information assisted in the interpretation of the sequence of the stratigraphy intersected as well as verifying the information gathered.

Comment on True and Apparent Widths of the Mineralised Zones

The overall geometry of the deposit has been clearly defined in the sections drawn through the property. On the average the dip of the reef does not exceed fifteen degrees. All diamond boreholes that have been drilled on the property, with the exception of 3 inclined boreholes, are vertical holes and the surveys are virtually vertical. The dip of the reef has been taken into account in the determination of correction factors in declaring the resource. An original dip of 15 degrees was used for reef width corrections (see Item 19(f)) and thereafter a three dimensional surface – digital terrain model (DTM) – was defined for dip analysis.

Comment on the Orientation of the Mineralised Zones

The mineralised zones within the project area include the Merensky Reef and the UG2 Reef. Both these reefs are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate. The stratigrahpic markers both above and below the economic horizons have been recognised and emphasise the recognition of the Merensky Reef and the UG2 Reef.

There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disruptions are generally of a structural nature and are expected within this type of deposit. In some boreholes there is no clear and decisive stratigraphic recognition was possible. These holes were excluded from any resource calculations.

ITEM 14: SAMPLING METHOD AND APPROACH

Item 14(a): Description of Sampling Method, Details of Location, Number and Type of Sampling, Size of Sampling and Size of the Area Covered in the Sampling Exercise:

The sampling described relates to sampling of diamond drill core. Firstly the core is marked from the distance below collar in one metre units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units, being the Merensky Reef and the UG2 Reef, are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in a manner that all lineations pertaining to stratification are aligned to produce a representative split down the core. A centre cut line is then drawn for cutting and thereafter replacing the core in the core trays. The sample intervals are then marked as a line and a distance from collar. The sample intervals are typically 15-25cm in length. In areas where no economic zones are expected, the sampling interval could be as long as 1m in length. The sample intervals are then allocated a sampling number. This number is written on the core for reference purposes. The half core is then removed and placed into standard high quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are also marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet enabling easy and accurate digital capture into the SABLE logging system (commercially available logging software). The sampling extends for about a meter into the hanging wall and footwall of the economic reefs.

The total metres drilled by PTM from borehole WBJV001 to WBJV120 is 58,559m across project area 1 covering an area of approximately 12,507,656m². A total of 15 783 samples have been submitted for assaying for these boreholes consisting of 13,282 field samples, 1,243 standards and 1,258 blanks.

Item 14(b): Description of the Drilling Recovery Performance:

All reef intersections that are sampled require a 100% core recovery, which is required from the drilling company. If less than 100% is recovered, the drilling company will re-drill using a wedge to achieve the desired recovery.

Item 14(c): Description of Sample Quality and Sample Bias:

The sampling methodology applied is in accordance with PTM protocol based on industry accepted “Best Practices”. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. By rotating the core in a manner that the stratification is vertical and by inserting a cutline down the centre of the core, and by only removing one side of the core, sample over-selection is eliminated which reduces the sampling bias.

Item 14(d): Description of Rock Types, Geological Controls, Widths of Mineralised Zones, Establishing Sampling Interval and Identification of Higher Grade Intervals within Lower Grade Intersections:

The methodology in determining the mining cuts is derived from the core intersections. Generally, the economic reefs are about 30cm thick. For both the Merensky Reef and UG2 Reef, the marker unit is the bottom reef contact, which is a less than one 1cm chromitite contact. The cut is taken from that chromite contact to 10cm below and extended vertically to accommodate the majority of the metal content. If this should result in a mining cut of less than 1m up from the bottom reef contact, it is extended further to 1m. If the mining cut is thicker than the proposed 1m, the last significant reported sample value above 1m is added to determine the top reef contact.

Due to footwall mineralisation below the Merensky Reef package, the first 25cm footwall sample is included in the mining cut. This ensures that the mining cuts are consistent and correlatable across the orebody. In the case of the UG2 Reef, the triplets (when developed) are included in the mining cut (see Diagram 11 for an illustrative representation of the Merenksy Reef mining cut model).

Item 14(e): Summary of Sample Composites with Values and Estimated True Widths:

Sample composites are shown in Table 1a and b.

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

Item 15(a): Persons Involved in Sample Preparation:

Drilled core is cleaned, degreased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a PTM geologist and transported by vehicle to the exploration office by PTM personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. At the core yard, the Core Yard Manager is responsible for checking all drilled core pieces and recording the following information:

•

Driller’s depth markers (discrepancies are recorded).

•

Fitment and marking of core pieces.

•

Core losses and core gains.

•

Grinding of core.

•

One meter interval markings on core for sample referencing.

•

Re-checking of depth markings for accuracy.

Core logging is done by hand on a PTM pro-forma sheet by qualified geologists under supervision of the Project Geologist. The Project Geologist is responsible for the timely delivery of the samples to the relevant laboratory. The Supervising and Project Geologist ensures that samples are transported by PTM contractors.

Item 15(b): Sample Preparation, Laboratory Particulars and Procedures, Laboratory Standards and Certification:

Samples are subject to a chain of custody that is tracked at all times. Samples are not removed from secured storage location without a chain of custody document being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

When samples are prepared for shipment to the analytical facility the following steps are followed:

1.

Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

2.

The sample sequences and numbers shipped are recorded both on the chain of custody form and on the analytical request form.

3.

The samples are then placed in sequential order into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

4.

The chain of custody form and analytical request sheet are completed, signed and dated by the Project Geologist before the samples are removed from secured storage. A copy of the analytical request form and chain of custody is kept on site by the Project Geologist.

5.

Once the above is completed and the sample shipping containers sealed, the samples may be removed from the secured area. The method by which the sample shipment containers have been secured must be recorded on the chain of custody document so that the recipient can inspect for tampering of the shipment.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure secure transportation of the samples to the analytical facility and to insure that the samples are, if necessary, outside the custody of PTM contractors or personnel for as little time as possible. Under ideal conditions, samples should be transported to the analytical facility in the presence of personnel employed by PTM. In all cases the original chain of custody letter accompanies the samples to their final destination.

The Supervising Geologist ensures that the analytical facility is aware of the PTM standards and requirements. The analytical facility will accept the responsibility for inspecting for any evidence or possible contamination or tampering of the shipment received from PTM. A photocopy of the chain of custody letter, signed and dated by an official of the analytical facility, is to be faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is to be returned to PTM along with the signed analytical certificate/s.

If the analytical facility suspects the sample shipment has been tampered with they have instructions to contact the Supervising Geologist immediately who will make arrangements to have someone in the employment of PTM examine the sample shipment and confirm its integrity prior to the initiation of the analytical process.

If upon inspection, the Supervising Geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the PTM Management of any concerns in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and not suitable as basis for an outside release until the validity thereof is proven by additional sampling, quality control checks and examination.

Should evidence or suspicions of tampering or contamination of the sampling be uncovered, PTM will immediately commence with a complete security review of the operating procedure. The investigation will be conducted by an independent third party, with the report to be delivered directly and solely to the directors of PTM, for their consideration and drafting of an action plan. All in-country exploration activities will immediately be suspended until this review is complete and has been reviewed by the directors of the company and acted upon.

Four laboratories have been used to date: AARL (Anglo Amercian Analytical Laboratories), Genalysis (Australia), ALS Chemex (South Africa) and currently Set Point Laboratories (South Africa). Set Point Laboratories has been accredited by Dr B Smee.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and results recorded. Rocks, rock chips or lumps are crushed using a Jaw Crusher to minus 10mm. The samples are then milled for 5 minutes according to the mill timer in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of these three elements is enhanced by this technique, the contrary is true for rhodium, which volatilizes in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for ICP analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGM’s by the technique of ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry).

Item 15(c): QA&QC – Procedures and Results:

The PTM protocols for Quality Control are as follows:

–

The Project Geologist (Mr A du Plessis) oversees the sampling process.

–

The Core Yard Manager (Mr P Pitjang) oversees the core quality control.

–

The Supervising Geologists (Ms B Kgetsi and Mr A Nyilika) and the Sample Technicians (Mr I Ernst and Mr LJ Selaki) are responsible for the actual sampling process.

–

The Project Geologist oversees the Chain of Custody.

–

The Internal QP (Mr W Visser) verifies both processes and receives the laboratory data.

–

The Internal Resource Geologist (Mr T Botha) and the Database Manager (Mr M Rhantho) merge the data and produce the SABLE sampling log with assay values.

–

Together with the Project Geologist, the Resource Geologist determines the initial mining cut.

–

The External Auditor (Mr N Williams) verifies the sampling process and signs off on the mining cut.

–

The 2nd External Database Auditor (Mr A Deiss) verifies the SABLE Database and highlights QA&QC failures.

–

Ms E Aling runs the QA&QC graphs (Standards, Blanks and Duplicates) and reports anomalies and failures to the Internal QP.

–

Re-Assays are requested by the Internal QP.

–

Check samples are sent to a 2nd Laboratory to verify the validity of data received from the first laboratory.

An additional independent external auditor (Mr. N Williams) corroborated the full set of sampling data. This included examination of all core trays for correct number sequencing and labelling. Furthermore the printed SABLE sampling log (including all reef intersections per borehole) is compared with the actual remaining borehole core left in the core boxes. The following checklist was used to verify:

1.

Sampling procedure, contact plus 10cm, sample length 15 to 25cm.

2.

Quality of core (core-loss) recorded.

3.

Correct packing and orientation of core pieces.

4.

Correct core sample numbering procedure.

5.

Corresponding numbering procedure in sampling booklet.

6.

Corresponding numbering procedure on printed SABLE log sheet.

7.

Comparing SABLE log sheet with actual core markings.

8.

Corresponding Chain of Custody Forms completed correctly and signed-off.

9.

Corresponding sampling information in hardcopy borehole files and safe storage.

10.

Assay Certificates filed in borehole files.

11.

Electronic data from Laboratory checked with signed Assay Certificate

12.

Sign-off each reef intersection (bottom reef contact and economic mining cut).

13.

Sign off completed borehole file.

14.

Sign off on inclusion of mining cut into resource database

Standards

Certified reference standards are inserted into the sampling sequence to assess the accuracy and possible bias of assay values for Pt, Pd, Rh and Au (tabulated below) and to monitor potential bias of the analytical results.

STANDARD TYPE	Platinum (Pt)	Palladium (Pd)	Rhodium (Rh)	Gold (Au)
CDN-PGMS-5	Yes	yes	-	-
CDN-PGMS-6	Yes	yes	-	yes
CDN-PGMS-7	Yes	yes	-	yes
CDN-PGMS-11	Yes	yes	-	yes
AMS0005	Yes	yes	yes	-
AMS0007	Yes	yes	yes	-
AMIS0010	Yes	yes	-	-

Generally the standards are inserted in place of the fifteenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (i.e. through storage in a dusty environment, being placed in a less than pristine sample bag or being sprayed/dusted by core saw contamination).

Assay testing refers to Round Robin programmes that comprise collection and preparation of material of varying matrices and grades to provide homogenous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralisation being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean; and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

All 1243 standard sample values for boreholes WBJV001 to WBJV120 were plotted on a graph for each particular standard and element based on the actual Round Robin results. The mean, two standard deviations (Mean+2SDV and Mean-2SDV) and three standard deviations (Mean+3SD and Mean-3SD) were also plotted on these graphs (Appendix B – Graph 1-11).

Reasons for standards to fail include failures subsequently attributed to database errors, selection of wrong standards in the field, sample miss-ordering errors and bias from the laboratory. A failed standard is considered to be cause for re-assay if it falls within a determined economic mining cut for either the Merensky or UG2 Reef (MRMC and UG2MC). The table below represents these failures. The bulk of the economic value of the reefs are located within the combined value for Pt and Pd (90% or more), with Rh and Au comprising only 10% of the 4E value. As requested by a result, standards that failed for Rh and/or Au (Rh evaluated for AMIS0005, AMIS0007 and AMIS0010 standards; Au evaluated for CDN-PGMS-5, 6, 7 and 11) are not included in the final results as the influence is deemed as not of material economic value. Of the submitted 1243 standard samples the total number of standards that failed for Pt and/or Pd based on 3 standard deviations equals 116. As tabulated below, only 4 of these are deemed to be true failures (present within the mining cut) and caused by laboratory problems which constitute a mere 0.3% failure rate.

BHID	Defl	From	To	S_ ID	Batch_Number	Std_Type	Pt	Pd	Reef	Reason
WBJV033	D2	339.31	339.31	P318	200/08/WBJV-013	CDN11	0.08		MRMC	True Lab Failure
WBJV043	D1	579.90	579.90	P527	2005/09/WBJV/P527	CDN11	0.08		UG2MC	True Lab Failure
WBJV099	D2	458.69	458.69	P15626	2006/06/WBJV-040	AMIS0005	0.02	0.03	UG2MC	Possible Blank
WBJV109	D1	533.94	533.94	P17520	2006/07/WBJV-045	AMIS0005	2.08	1.40	UG2MC	AMIS0007

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence miss-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of Pt, Pd Cu and Ni mineralization) of a mass similar to a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample number five in a given sampling sequence.

Blank assay values of 1258 blanks from PTM were plotted on graphs (Appendix B) for each particular element – Pt, Pd, Rh and Au. A warning limit is plotted on the graphs, which is equal to five times the blank background, above which, the blank is considered to be a failure (all blank failures are tabulated below).

BHID	Defl	From	To	S_ ID	Batch_Number	Pt	Pd	Rh	Au	Reef	Lab
WBJV007	D0	256.38	256.38	O3048	2005/05 WBJV 007 D0	3.750	1.940	0.340		UG2MC	SETP
WBJV008	D0	323.52	323.52	J2988	2005/04 WBJV008 DO	0.877	0.362				GEN
WBJV026	D0	64.03	64.03	N516	2005/08/WBJV-009				0.060		SETP
WBJV45	D1	563.19	563.19	P3832	2005/11/WBJV-023		0.130			MRMC	SETP
WBJV057	D0	180.50	180.50	P5423	2005/11/WBJV-025	0.540	0.140	0.100			SETP
WBJV099	D1	469.90	469.90	P15531	2006/05/WBJV-039	3.430	2.070	0.610			SETP
WBJV104	D2	535.50	535.50	P17420	2006/06/WBJV-043	2.550	1.560	0.240	0.130		SETP
WBJV113	D1	429.80	429.80	P17672	2006/07/WBJV-046		0.210	0.060		UG2MC	SETP

Of the submitted 1258 blanks, only eight failed, with several failures most likely the result of data entry errors in the field. This constitutes a mere 0.64% failure rate. The table below briefly explains possible causes for these blanks to have failed.

BHID	Defl	ID	Pt	Pd	Rh	Au	Reef	Lab	Reason for failure
WBJV007	D0	O3048	3.750	1.940	0.340		UG2MC	SETP	Possible AMIS0007 standard
WBJV008	D0	J2988	0.877	0.362				GEN	Possible data entry problem
WBJV026	D0	N516				0.060		SETP	True lab failure – possible contamination
WBJV45	D1	P3832		0.130			MRMC	SETP	Geological problem (not within the mining cut)
WBJV057	D0	P5423	0.540	0.140	0.100			SETP	P5424 is actually the blank (inserted incorrectly)
WBJV099	D1	P15531	3.430	2.070	0.610			SETP	Possible AMIS0005 standard
WBJV104	D2	P17420	2.550	1.560	0.240	0.130		SETP	Possible AMIS0007 standard
WBJV113	D1	P17672		0.210	0.060		UG2MC	SETP	True lab failure

Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The validation programme consists of the following:

•

A re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material.

•

Ongoing blind pulp duplicate assays are conducted at Set Point Laboratory.

•

Check assays conducted at an independent assaying facility (Genalysis).

Re-Assay

Re-assays have been conducted for two of the failed standards (the pulps) that were identified as failures during the previous analysis (which was done up to borehole WBJV093). This procedure entailed the following: the failed standard (2) together with the standard (1) submitted before and the standard (3) submitted after the particular failed standard (2) as well as all submitted field samples (pulps) in between standard (1) and standard (3) were re-submitted for re-assaying.

Both failed standards plus 12 samples above and 12 samples below in the same analytical batch (totalling 25 samples per failed standard) were sent to Set Point laboratory for re-assaying using the original pulps as source (totalling 50 samples (pulps)). Please refer to the table below for a comparison of the failed standards and the re-assayed values. The re-assayed data was examined to ensure that the quality control was acceptable and both failed standards passed on the re-assay as is represented by the following table.

BHID	Defl	Sam_ ID	Std_Type	Pt	Pd	Reef	Lab	Re-assay (Pt)	Re-assay (Pd)	Comment
WBJV033	D2	P318	CDN11	0.08		MRMC	SETP	0.11		Pass
WBJV043	D1	P527	CDN11	0.08		UG2MC	SETP	0.12		Pass

The new data has been incorporated into the database.

Duplicates

The purpose of having field duplicates is that it provides a check on possible sample over selection. The field duplicate contains all levels of error – core or RC cuttings splitting, sample size reduction in the prep lab, subsampling at the pulp, plus the analytical error.

Field duplicates were, however, not used on this project for the very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.5mm. Secondly, it is friable and brittle due to the chrome content making it extremely difficult to quarter the core. It usually ends up in broken pieces and not a solid piece of core.

Due to this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision (Appendix B). As can clearly be seen on the graphs of the original analysis vs the duplicate analysis, no irregular values are plotted. This indicates no sample mis-ordering or nugget effect.

The relationship between grade and precision is plotted using the method of Thompson and Howarth (1978) as the mean vs. the absolute difference between the duplicates for each element. The precision for both Pt and Pd is 5% at about 2g/t. No nugget effect is evident in the data, which indicates that the samples were correctly prepared. The precision for Au is near 15% at 2g/t, which reflects the overall low grade of Au in the intersections.

Check Assays

Genalysis in Perth, Australia, was utilised as the 2nd laboratory for checks on the assay results from Set Point Laboratory. A total of 1056 samples were selected and as most of the check sampling sent to Genalysis was within the mining cuts, the lab was also requested to add Osmium (Os), Irridium (Ir) and Ruthenium (Ru) to the assay process to determine values for these elements. In addition to the extra elements, it was also required that the laboratory determined the specific gravity of each sample.

Due to the above request (assaying for osmium (Os), iridium (Ir) and ruthenium (Ru) it was necessary that the laboratory used a different assay method to ascertain the values for the different elements. The check sampling was done using nickel (Ni)-sulphide collection and not Lead (Pb) collection.

From the graphs in Appendix B, it is evident that the two laboratories are producing equivalent analyses and confirms the satisfactory performance of Set Point laboratory on the standards.

Item 15(d): Comments on the Sampling Adequacy, Sample Preparation, Security and Analytical Procedures:

The QA&QC practice of PTM is a process originating from the actual placement of the borehole position (on the grid) through to the economic intersection in 3D space after determining that it should be included (passed) into the database. The values are also confirmed as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed to ensure the reliable estimation of resource/reserve figures.

Correct sampling procedures (marking, cutting, labelling and packaging) were followed at the exploration office and accurate recording (sample sheets and digital recording in SABLE) and chain of custody procedures were followed. It is concluded that adequate sampling of the two economic horizons (Merensky and UG2 Reefs) were done.

The preparation by PTM field staff are accurate and with high precision with no deliberate bias. It is herewith concluded that values for the Merensky and UG2 reefs are representative of the actual in-situ value and correct procedures were adhered to from Field to Database. The PTM QA&QC system meets or exceeds the requirements of NI 43-101 and mining Best Practices. Mr N Williams audited the whole process (Field to Database) and collaborated with the above statement.

Mr A Deiss regularly audits the SABLE Database for correct entry and integrity and also verifies the standards, blanks and duplicates within the database as a second check to the QA&QC graphs run by Ms E Aling.

ITEM 16: DATA VERIFICATION

Item 16(a) Description of the Quality Control Measures and Data Verification:

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4 size logging sheets. After been captured manually, the data is electronically captured into a digital logging program (SABLE). In undertaking the exercise, the program is very specific in the requirements and standards it requires. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE). Modelling packages are unforgiving in their acceptance of conflicting data. This is to say that if there are any overlaps in distances, inconsistencies in stratigraphic or economic horizon nomenclature, then the input is aborted. This is the second stage of verification.

Having gone through the two stages of digital data verification a third stage of section construction and continuity is generated through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units then have to align or be in a format consistent with the general geometry. Should this not be the case then the information is again aborted and thus the third stage of verification is reached.

The final stage of verification of the data is of a geostatistical nature where population distributions, variance and spatial relationships are considered. Anomalies either in grade, thickness, isopach and isocon trends are noted and interrogated. Should inconsistencies and varying trends be un-explainable then the base data is again interrogated until the suitable explanation is obtained.

Item 16(b) Comment on the Authors Verification or Comment on the Responsible Persons Verification Process:

The geological and economic base data has been verified by Mr A Deiss and has been found to be acceptable.

Item 16(c): Nature of the Limitations of the Data Verification Process:

As in the case of all information, inherent bias and inaccuracies can and may be present. However with the verification process that has been carried out, should there be a bias or inconsistency in the data, the error would have no material consequence in the interpretation of the model or evaluation.

The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage that it is entered into the deposit modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been done on the recording of the borehole, the assay interpretation and final compilation of the information. The individuals in PTM’s senior management and certain directors of the company who completed the tests and designed the processes are non-independent mining or geological experts.

Item 16(d): Possible Reasons for not having completed a Data Verification Process:

All data has been verified before being statistically processed.

ITEM 17: ADJACENT PROPERTIES

Item 17(a) Comment of Public Domain Information of the Adjacent Properties:

The adjacent property to the south of the WBJV is the Bafokeng Rasimone Platinum Mine (BRPM), which operates under a joint venture between Anglo Platinum and the Royal Bafokeng Nation. The operation lies directly to the south of the Elandsfontein and Frischgewaagd project areas and operating stopes are within 1500m of the WBJV current drilling area. This is an operational mine and the additional information is published in the 2004 AP Annual Report which can be found on www.angloplats.com website.

The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and this can be found on www.rbr.co.za.

Salient features derived from the sources mentioned above include the following (Investment Analysts Report March 11, 2005, Anglo Platinum Website):

1.

An original design of 200,000 tons per month Merensky Reef operation from twin declines with a dip mining method. A team approach. The mine also completed an open cast Merensky Reef and UG2 Reef operation and mechanised mine was started in the south part of the mine.

2.

The planned steady state is to increase to 220,000 tons per month, 80% from traditional breast mining. As a result of returning to traditional breast mining development requirements reduced.

3.

The plan also reverted to single skilled operators.

4.

The mine mills about 2,400,000 per year with a built up head grade of 4.30g/t 4E in 2005.

5.

Mill recovery in 2004 was 85.83%.

6.

195,000 equivalent refined platinum ounces were produced in 2005.

7.

Operating costs per ton milled in 2002, 2003, 2004 and 2005 were R284/t, R329/t, R372/t and R378/t respectively.

The adjacent property to the north of the WBJV is Wesizwe Platinum Limited. The Pilansberg project of Wesizwe is situated on the farms Frischgewaagd 96 JQ, Ledig 909 JQ, Mimosa 81 JQ and Zandrivierpoort 210 JP. To date, a total of 50 boreholes have been drilled on the project and an exploration programme is still actively being conducted.

As per the Interim Report for the Six Months Ended 30 June 2006 published by Wesizwe, a resource statement was declared on the Merensky and the UG2 Reef horizons. Both reports were prepared in accordance with Section 12 of listing requirements of the JSE limited and the South African Code for Reporting of Mineral Resource and Reserves (SAMREC code). The table below reflects the summary results for the total estimated mineral resource for the Pilansberg project.

REEF	CATEGORY	TONNES (Mt)	4PGE (Grade)	Total 4PGE (million ounces)
MERENSKY AND UG2	Indicated	7,950	5.23	1.338
MERENSKY AND UG2	Inferred	61,912	5.10	10,154

The above mentioned information can be viewed on the official Wesizwe website and detailed information is available at www.wesizwe.co.za

Downdip to the east is AP’s Styldrift project. AP’s attributable interest is 50% of the mineral resource and Ore Reserves of portion of B Styldrift JQ and portion of Frischgewaagd 96JQ. The declared 2005 resource for the project is as follows:

	Merensky Reef		UG2
Category	Resource Mt	Grade g/t 4E	Resource Mt	Grade g/t 4E
Measured	-	-	1,7	5,2
Indicated	23,7	5,51	7,9	5,19
Inferred	61,7	6,37	97,1	4,86

Item 17(b) Source of Adjacent Property Information:

The BRPM operations information is found on website www.angloplats.com and the BRPM Royal Bafokeng Nation’s information is found on website www.rbr.co.za. Wesizwe Platinum Limited information is found on the website www.wesizwe.co.za. The Styldrift information is found on website www.angloplats.com.

Item 17(c) Applicability of the Adjacent Property Information:

Due to the WBJV being a continuous and an adjacent orebody to the BRPM operations and the Wesizwe project, the information obtained from BRPM and Wesizwe is of major significance and appropriate in making decisions about the WBJV.

The technical information on adjoining properties has been provided by other qualified persons and has not been verified by the QP of this report. It may not be indicative of the subject of this report.

Item 17(d) Comment on the Application of the Adjacent Property Information:

The BRPM technical and operational information can be useful to the WBJV in so far as planning statistics are concerned. It must be remembered that the overall design and modus operandi of the WBJV is different to that of the BRPM operations and only certain aspects of the BRPM design can be used. The overall design recommendations for the WBJV have relied upon a more “industrial norm” approach by choosing the best practice approached across the industry.

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

During May 2006, a mineralogical characterisation of PGM-bearing ore types (Merensky Reef) from the project was carried out by SGS Lakefield Research Africa (Pty) Ltd in conjunction with metallurgical test work. SGS Lakefield also performed petrographic and mineralogical work towards the end of 2005 on samples received from the project area. This included XRD analysis (RIR method), optical microscopic examination (modal analysis) and QEM scans (Intellection Pty Ltd, Brisbane, Australia). Samples studied were mostly from the mineralised Merensky and UG2 reefs.

The objective of the work was to determine the different rock types, their mineralogical assemblages as well as the PGM, nickel (Ni) and copper (Cu) deportment of the reefs. The interpretation of the data may also enable early predictions with regard to the metallurgical behaviour of the ore types.

The data is presented in three reports received from SGS Lakefield (MIN0306/015; MIN0805/64 and MIN0805/06). Below is a summary of the above findings:

Alteration

In general, alteration of the silicates within the Merensky Reef is low to moderate and confined mainly to fractured zones, where orthopyroxene is altered to talc. Plagioclase is altered to chlorite/sericite. The alteration caused disaggregation of the sulphides into very fine clustered disseminations within the reefs.

Sulphide assemblages

Estimation of the proportions of sulphides present in the Merensky Reef was based on microscopic observations and geochemical analyses. Sulphide composition of the different samples appeared to be variable varying in content from 1.8% to 0.3%. Estimated sulphide composition of composited sample is estimated at pentlandite (43%), pyrrhotite (35%), chalcopyrite (20%) and pyrite (2%). Polished thin-section petrography shows that the sulphides occur as follows:

•

Sporadically distributed, fine-grained clusters associated with interstitial silicates (e.g. phlogopite, quartz and amphibole) and also within the boundary confines of altered orthopyroxene and plagioclase. Sulphides present are mainly chalcopyrite with minor pyrrhotite and pyrite. Particle size varies between 30 to <1µm;

•

Isolated, coarser composite particles and blebs consisting mainly of chalcopyrite and pentlandite.

PGM and Gold Deportment

Five groups of PGM speciation were identified for the Merensky Reef: a) sulphides, b) arsenides, c) Te-, Sb- Bi-bearing, d) Au-bearing phases and e) Fe-bearing PGM’s. The sulphides comprise about 71% of the PGM’s observed, the Arsenides 8%, the Te- Sb- Bi-bearing PGM’s 13%, the Au-bearing phases 7% and the Fe-bearing PGM’s about 1%.

The major PGM phase encountered was cooperite (PtS) which comprised 63% of the observed particles. Moncheite (PtTe2) comprised 11%; electrum (AuAg) comprised 6% while Braggite (PtPdS) comprised 5%. Sperrylite (PtAs2) is less common comprising about 4% of the PGM’s. Hollingworthite (RhAsS), Isoferroplatinum (Pt3Fe) and Laurite (RuS2) each comprises about 1.5% of the total observed particles.

Work on the mineral associations of the PGM’s indicate that:

•

77% of the total PGM’s + Au phases observed are associated with sulphides (occluded mainly in/attached to chalcopyrite and pentlandite);

•

21% is occluded in silicates (usually in close proximity to sulphides);

•

Only 2% occur on the boundary between silicate minerals and chromite;

•

PGM’s occluded in silicates occur mainly in alteration silicates and in interstitial silicate phases (talc, chlorite, quartz, amphibole and phlogopite).

Grain-Size Distribution

Nearly 40% of the total PGM’s are sulphides that are larger than 1000 µm2 in size. Approximately 75% are larger than 100 µm2 in size. The Te-, Sb- and Bi-bearing PGM’s are generally smaller than the sulphides.

Results of the QEM Scan and preliminary metallurgical test work

The QEM Scan study was based on five individual reef intersection samples, three from the Merensky and two from the UG2 reefs. PGM’s within the FPP (pegmatoidal feldspathic pyroxenite) facies Merensky Reef are relatively fine-grained and although the liberation characteristics may look disappointing, the binary and ternary associations show a large proportion of these particles to be exposed. Thus, with a finer grind, the bulk of the PGM’s should be amenable to recovery within the primary flotation circuit.

The Pyroxenite Contact Reef facies studied proved to be low grade and high in Cr content with partial alteration of the silicates to talc, chlorite, tremolite and quartz. The sulphides have been finely dispersed within the alteration silicates making them less amenable to flotation.

The two UG2 reef intersections proved to be similar with respect to the mineralogy and deportment of the sulphides. One sample contained anomalous magnetite probably due to iron-rich ultramafic pegmatite replacement (IRUP). This also affected the speciation of the PGM’s and the sample contained mainly PtFe alloys as the dominant PGM phase. The PGM’s are very fine-grained but with optimum grind size it is expected that good recoveries should be achieved.

Samples have since been submitted for further metallurgical test work and will be reported on in the planned pre-feasibility report.

Eight core samples were available for the metallurgical test work. The bulk of the comminution and flotation test work was carried out on a composite of the core samples and variability flotation tests were carried out on the individual core samples. The data was received from SGS Lakefield in the form of a written report.

The main conclusions from the comminution test work undertaken are:

•

Bond Abrasion tests on the composite sample categorise the ore as having a medium abrasion tendency (0.2-0.5g).

•

Bond Rod Mill Work Index (BRWI) tests on the composite sample classify the ore type as hard (15.60 kWh/metric t).

•

Bond Ball Mill Work Index (BBWI) tests classify the composite sample as hard (18.5 kWh/metric t).  The ratio of BBWI:BRWI is less than 1, which indicates that the ore breaks down relatively easily into a size that can be handled by a secondary grinding mill.

The main conclusions from the flotation test work are:

•

Flotation tests conducted using the standard flotation conditions to determine the effect of grind produced results showing that a finer grind of 90% - 75um increased 3E recovery to 82% from that achieved by a coarser grind of 60% - 75um.

•

Reagent optimisation flotation tests conducted showed that an increased SIBX dosage of 70g/t, 50g/t Aero 5747 and 20g/t KU-47 reagent suite produced the highest 3E recoveries (94.73%).  These were selected as the optimum flotation conditions and implementing a target grind of 90% - 75um.

•

A two-stage cleaning process of the rougher concentrate produced a final concentrate 3E grade of 57.74g/t.

•

A 4-cycle locked-cycle test conducted using the 2-stage cleaning process flow sheet showed that it did not conclusively reach mass stabilisation and concentrate grades were lower than for the two-stage cleaning process.  These factors could not be conclusively validated due to the limited sample mass available for the test work.

•

Variability flotation test work conducted on the individual core samples showed that the ore body is quite variable as none of the samples produced results similar to that of the composite sample.

ITEM 19: MINERAL RESOURCE ESTIMATES

Item 19(a) Standard Reserve and Resource Reporting System:

The author has complied with the SAMREC code of reporting of mineral resources and mineral reserves. The code allows for a resource or reserve to be upgraded (or down graded) if, amongst others, economic, legal, environmental, permitting circumstances change. The author has allowed for a geological and geostatistical set of rules for the classification of the resource. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the resource classification are consistent with the Inferred, Indicated and Measured mineral resource classification.

Item 19(b) Comment on Reserves and Resources Subsets:

This particular report deals primarily with the Measured, Indicated and Inferred Resources. The specific data distribution and geographic layout allows for the inferred resource to qualify for any upgrade to higher confidence resource categories.

Item 19(c) Comment on Indicated Resource Subset:

The definition of the resource is as defined in the SAMREC code and is in no manner or form duplicated and double accounted.

Item 19(d) Relationship of the QP/s to the Issuer:

The QP responsible for this report has a contractual but no commercial or any other relationship with PTM other than to compile and complete this report.

Item 19(e) Detailed Mineral Resource Tabulation:

From the interpolated block model a mineral resource was calculated for the Pegmatoidal Feldspathic Pyroxenite Facies (FPP) and Contact Reef (CR) of the Merensky Reef; and for the UG2 Reef (Table 2). The FPP domain covers the Pegmatoidal Feldspathic Pyroxenite and Hartzburgite facies of the Merensky Reef. Table 2 shows the tonnage and grade for each facies at specific cut-off grades (4E (cmg/t)). The cut-off grade categories are on content (4E (cmg/t)) because the interpolation was done on content as was the mechanism for the change of support or post processing. Diagram 12 shows the grade tonnage curve for the different reefs and respective domains. A summary of the declared resources is tabulated below (Table 2). A cut-off grade of 100cmg/t was selected as a resource cut-off for the FPP Facies and the UG2; and a cut-off grade of 300cmg/t for the CR Facies.

The resources include the upgrading to the Measured and Indicated mineral resource categories of a portion of the Merensky Reef and UG2 mineral resources. Approximately 40% of the WBJV surface area has been investigated in drilling to date by PTM, the operator of the WBJV. PTM has completed approximately 58,559m of drilling and this update includes the results up to borehole 120, along with previous results from Anglo Platinum. The resources are estimated by the kriging method and the Indicated Resources have drill spacing of approximately 250m or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These account for approximately 18% of the area. The resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium and gold (4E) have been provided in compliance with Canadian National Policy 43-101. Caution must be exercised with respect to these estimates as they have been calculated by simple arithmetic means. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, the prill split has been calculated using the arithmetic mean of the assay information.

Table 2: Mineral Resource for the Merensky and UG2 Reefs.

Cut-Off (4E)	Tonnage	Tonnage (-18% geological Loss)	Av grade (4E)	Metal Content (4E)	Mining Width
cmg/t	tonnes	tonnes	g/t	g	cm
Merensky (CR Facies) Indicated
0	6,708,174	5,903,193	0.76	4,499,420	101
100	996,575	876,986	2.30	2,017,540	101
200	305,153	268,534	4.60	1,235,914	101
300	208,273	183,280	5.68	1,041,571	101
400	166,070	146,141	6.35	927,496	101
500	131,985	116,147	7.01	813,746	101
600	101,931	89,699	7.73	692,942	101
Merensky (CR Facies) Inferred
0	6,049,776	5,323,803	0.54	2,889,021	100
100	449,435	395,503	1.29	511,211	100
200	17,193	15,130	2.37	35,920	100
300	1,243	1,094	3.47	3,799	100
400	138	122	4.70	573	100
500	35	31	5.81	181	100
600	11	10	6.85	69	100

Merensky (FPP Facies) Measured
0	2,540,826	2,235,927	6.96	15,554,389	124
100	2,484,560	2,186,413	7.11	15,543,913	124
200	2,474,373	2,177,448	7.13	15,531,697	124
300	2,439,088	2,146,397	7.20	15,463,716	124
400	2,322,934	2,044,182	7.42	15,162,047	124
500	2,110,849	1,857,547	7.79	14,464,682	124
600	1,833,145	1,613,168	8.28	13,357,655	124
Merensky (FPP Facies) Indicated
0	17,094,800	15,043,424	6.42	96,561,994	126
100	16,969,650	14,933,292	6.46	96,506,907	126
200	16,641,680	14,644,678	6.56	96,118,223	126
300	15,693,260	13,810,069	6.83	94,373,494	126
400	14,100,670	12,408,590	7.28	90,353,393	126
500	12,150,040	10,692,035	7.86	84,090,579	126
600	10,156,410	8,937,641	8.54	76,331,671	126
Merensky (FPP Facies) Inferred
0	3,840,449	3,379,595	6.34	21,428,022	122
100	3,700,668	3,256,588	6.56	21,366,691	122
200	3,567,260	3,139,189	6.76	21,211,423	122
300	3,280,667	2,886,987	7.17	20,690,068	122
400	2,888,819	2,542,161	7.75	19,707,005	122
500	2,469,722	2,173,355	8.45	18,361,393	122
600	2,072,479	1,823,782	9.21	16,805,246	122
UG2 Measured
0	2,858,561	2,515,534	3.08	7,736,393	147
100	2,575,224	2,266,197	3.35	7,599,914	147
200	2,306,184	2,029,442	3.62	7,342,415	147
300	2,124,755	1,869,784	3.77	7,046,834	147
400	1,824,169	1,605,269	3.96	6,357,745	147
500	1,305,480	1,148,822	4.30	4,937,222	147
600	752,977	662,620	4.77	3,157,735	147
UG2 Indicated
0	35,200,000	30,976,000	2.51	77,873,261	150
100	28,600,000	25,168,000	2.98	74,891,109	150
200	21,100,000	18,568,000	3.70	68,743,471	150
300	17,800,000	15,664,000	4.09	63,988,897	150
400	14,700,000	12,936,000	4.42	57,238,074	150
500	11,200,000	9,856,000	4.83	47,640,730	150
600	7,823,528	6,884,705	5.29	36,451,502	150
UG2 Inferred
0	15,000,000	13,200,000	3.15	41,539,978	150
100	13,400,000	11,792,000	3.48	40,991,657	150
200	10,600,000	9,328,000	4.12	38,438,561	150
300	9,414,515	8,284,773	4.43	36,740,583	150
400	8,041,117	7,076,183	4.78	33,836,609	150
500	6,412,221	5,642,754	5.22	29,477,958	150
600	4,831,474	4,251,697	5.73	24,378,853	150

Estimated Measured Resource Base:

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

	Cut-Off (cm g/t) 4E	Million Tonnes	Grade (g/t) (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	2.186	7.11	1.24	15.452	0.500
UG2	100	2.266	3.35	1.47	7.591	0.244
Total Measured		4.452	5.20		23.133	0.744

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62.18%	4.42	26.00%	1.85	5.12%	0.36	6.70%	0.48
UG2	64.21%	2.15	24.00%	0.80	10.48%	0.35	1.30%	0.05

Estimated Indicated Resource Base:

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

.

	Cut-Off (cm g/t) 4E	Million Tonnes	Grade (g/t) 4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	14.933	6.46	1.26	96.467	3.102
MR CR	300	0.183	5.68	1.01	1.040	0.033
UG2	100	25.168	2.98	1.50	75..001	2.411
Total Indicated		40.284	4.28		172.508	5.546

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62.18%	4.02	26.00%	1.68	5.12%	0.33	6.70%	0.43
MR CR	62.18%	3.53	26.00%	1.48	5.12%	0.29	6.70%	0.38
UG2	64.21%	1.91	24.00%	0.72	10.48%	0.31	1.30%	0.04

Estimated Inferred Resource Base:

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

	Cut-Off (cm g/t) 4E	Million Tonnes	Grade (g/t) (4E)	Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	3.257	6.56	1.22	21.366	0.687
MR CR	300	0.002	3.50	1.00	6.007	0.0002
UG2	100	11.792	3.48	1.50	41.036	1.319
Total Inferred		15.051	4.15		62.409	2.006

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62.18%	4.08	26.00%	1.70	5.12%	0.34	6.70%	0.44
MR CR	62.18%	2.18	26.00%	0.91	5.12%	0.18	6.70%	0.23
UG2	64.21%	2.23	24.00%	0.84	10.48%	0.36	1.30%	0.05

Diagram 12: Grade Tonnage Curve for the Merensky and UG2 Reefs

Item 19(f) Key Assumptions, Parameters and Methods of Resource Calculation:

A total of 287 borehole intersections were utilised in the resource calculation (see Diagram 5) of which only 129 intersections could be used for Merensky Reef mineral resource estimation and 158 for UG2. A number of historical boreholes were originally found to not meet with the quality assurance criteria and were not used in the evaluation of the project area.

The assay values reflect 4E (platinum, palladium, rhodium and gold). An area towards the southwest has been identified where resource estimation was not possible for the Merensky Reef. The reason is based on the diamond drilling information having intersected the reefs at less than 50m from surface resulted in an excessive core loss and often intersected units where a thinning of the reefs and/or stratigraphy occur leading to reef identification/correlation problems.

The reef width for this resource estimation refers to a mining cut of 1 m or more. The methodology in determining the mining cuts is derived from the core intersections. Generally, the economic reefs are about 30cm thick. For both the Merensky Reef and UG2 Reef, the marker unit is the bottom reef contact, which is a less than one 1cm chromite contact. The cut is taken from that chromite contact to 10cm below and extended vertically to accommodate the majority of the metal content. If this should result in a mining cut of less than 1m up from the bottom reef contact, it is extended further to 1m. If the economic cut is thicker than the proposed 1m, the last significant reported sample value above 1m is added to determine the top reef contact. Due to footwall mineralisation within the Merensky Reef package, the first 25cm footwall sample is included in the mining cut. This ensures that the mining cuts are consistent and correlatable across the orebody. In the case of the UG2 Reef, the triplets (when developed) are included in the mining cut.

Borehole reef widths and 4E grades used in the resource estimation exercises are depicted in Tables 1a and b.

The available borehole data consists of previously drilled AP and the recently drilled PTM holes. The AP borehole PGM values consisted of Pt, Pd, Rh and Au. Some of the drilled holes did not have Rh values and these were obtained from existing relationship of Pt and Rh values (see Diagrams 13 and 14).

Diagram 13: Scatter plot of Rh vs Pt  for the Merensky Reef

Diagram 14: Scatter plot of Rh vs Pt  for the UG2 Reef

In the evaluation process the metal content (4E cmg/t) and reef width (cm) values are used. The reef width refers to the corrected reef width. The values have been interpolated into a 2D block model. The 4E grade (g/t) has been calculated from the interpolated content and reef width values. A 3D dip model was created from the 3D wireframes of the respective reefs. The dip values in the model were used for vertical thickness corrections used for tonnage calculations.

The Merensky Reef was divided into two distinct facies types consisting of one geological domain each (see Diagram 15) whereas the UG2 consists of only one facies type with different geological domains (see Diagram 16). Grade and reef width estimations were calculated within specific geological domains.

Statistical Analysis

Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) were used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 – no skewness). Kurtosis measures the "peakedness" of a distribution (3 – normal distribution).

Descriptive statistics for the Merensky and the UG2 Reefs are summarised in Tables 3, 4 and 5.

Table 3: Descriptive Statistics for the Merensky Reef (MR CR Facies)

MR CR – Domain 1

	Descriptive Statistics (Spreadsheet1)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM1_RC_MRMC_CW	55	106.3015	79.17573	185.8318	330.997	18.19331	2.482355	8.70669
DOM1_RC_MRMC_3PGE	55	0.5864	0.04000	1.9993	0.342	0.58491	0.999383	-0.29329
DOM1_RC_MRMC_CM3PG	55	64.3597	3.55713	280.5944	4728.438	68.76364	1.308469	0.97613
Ln_DOM1_RC_MRMC_CW	55	4.6543	4.37167	5.2248	0.022	0.14977	1.578111	4.81991
Ln_DOM1_RC_MRMC_3PGE	55	-1.1487	-3.21888	0.6928	1.476	1.21483	-0.101775	-1.31248
Ln_DOM1_RC_MRMC_CM3PG	55	3.5056	1.26895	5.6369	1.557	1.24772	-0.054840	-1.23291

Table 4: Descriptive Statistics for the Merensky Reef (MR FPP Facies)

MR FPP – Domain 1

	Descriptive Statistics (Spreadsheet3)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM2_RC_MRMC_CW	46	131.1978	95.05119	346.236	3491.3	59.0872	2.75078	7.173034
DOM2_RC_MRMC_3PGE	46	6.1961	0.05016	15.735	14.0	3.7452	0.59612	0.278907
DOM2_RC_MRMC_CM3PG	46	829.1300	6.22305	3483.975	432571.5 657.7017		1.85127	5.103641
Ln_DOM2_RC_MRMC_CW	46	4.8138	4.55442	5.847	0.1	0.3216	2.11042	4.095138
Ln_DOM2_RC_MRMC_3PGE	46	1.4762	-2.99254	2.756	1.4	1.1729	-2.48351	6.960357
Ln_DOM2_RC_MRMC_CM3PG	46	6.2900	1.82826	8.156	1.6	1.2544	-2.14928	5.658797

MR FPP – Domain 2

	Descriptive Statistics (Spreadsheet5)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM3_RC_MRMC_CW	28	126.7440	96.8620	240.178	1509	38.847	1.910947	2.79393
DOM3_RC_MRMC_3PGE	28	6.5479	1.3729	24.667	25	4.963	2.430853	6.55365
DOM3_RC_MRMC_CM3PG	28	927.1442	162.1625	5924.381	1304805 1142.281		3.627222	14.41770
Ln_DOM3_RC_MRMC_CW	28	4.8067	4.5733	5.481	0	0.255	1.561294	1.57227
Ln_DOM3_RC_MRMC_3PGE	28	1.6844	0.3169	3.205	0	0.611	0.354583	1.17279
Ln_DOM3_RC_MRMC_CM3PG	28	6.4911	5.0886	8.687	1	0.739	1.027964	2.39723

Table 5: Descriptive Statistics for the UG2 Reef

UG2 – Domain 1

	Descriptive Statistics (Spreadsheet1)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM1_RC_UG2MC_CW	13	106.6515	92.45316	174.5989	477.4899	21.85154	2.862146	9.056873
DOM1_RC_UG2MC_3PGE	13	0.4876	0.19576	0.8565	0.0416	0.20402	0.437965	-0.544990
DOM1_RC_UG2MC_CM3PG	13	51.0110	21.35757	90.1405	464.6709	21.55623	0.749735	-0.071019
Ln_DOM1_RC_UG2MC_CW	13	4.6545	4.52670	5.1625	0.0290	0.17022	2.493327	7.174906
Ln_DOM1_RC_UG2MC_3PGE	13	-0.8053	-1.63089	-0.1549	0.2001	0.44730	-0.374405	-0.486741
Ln_DOM1_RC_UG2MC_CM3PG	13	3.8491	3.06141	4.5014	0.1847	0.42974	-0.167719	-0.123987

UG2 – Domain 2

	Descriptive Statistics (Spreadsheet3)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM2_RC_UG2MC_CW	26	124.4473	92.67276	263.1005	1663.97	40.7918	2.35607	5.530925
DOM2_RC_UG2MC_3PGE	26	3.3085	0.68567	6.2535	2.23	1.4918	0.22317	-0.351385
DOM2_RC_UG2MC_CM3PG	26	422.2858	66.60158	901.0032	56623.41	237.9567	0.50435	-0.619991
Ln_DOM2_RC_UG2MC_CW	26	4.7858	4.52907	5.5725	0.07	0.2616	1.80756	3.002012
Ln_DOM2_RC_UG2MC_3PGE	26	1.0727	-0.37736	1.8331	0.30	0.5520	-1.00935	0.823114
Ln_DOM2_RC_UG2MC_CM3PG	26	5.8586	4.19873	6.8035	0.46	0.6761	-0.73558	0.117352

UG2 – Domain 3

	Descriptive Statistics (Spreadsheet5)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM3_RC_UG2MC_CW	30	135.2410	84.42822	302.2288	4321.21	65.7359	1.896148	2.266220
DOM3_RC_UG2MC_3PGE	30	0.9335	0.06113	4.4183	1.04	1.0209	2.209050	4.820856
DOM3_RC_UG2MC_CM3PG	30	118.3646	7.43372	425.7662	12220.89	110.5482	1.233347	0.883103
Ln_DOM3_RC_UG2MC_CW	30	4.8256	4.43590	5.7112	0.14	0.3767	1.575526	1.259343
Ln_DOM3_RC_UG2MC_3PGE	30	-0.5486	-2.79469	1.4857	1.08	1.0406	-0.268132	0.191025
Ln_DOM3_RC_UG2MC_CM3PG	30	4.2770	2.00603	6.0539	1.23	1.1112	-0.370891	-0.644517

UG2 – Domain 4

	Descriptive Statistics (Spreadsheet7)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM4_RC_UG2MC_CW	38	153.3827	95.7463	355.908	2616.40	51.1508	1.879903	5.511993
DOM4_RC_UG2MC_3PGE	38	4.1705	1.8166	6.949	1.50	1.2238	-0.062359	-0.630283
DOM4_RC_UG2MC_CM3PG	38	613.3670	235.1866	1503.531	44748.27	211.5379	2.012277	7.565625
Ln_DOM4_RC_UG2MC_CW	38	4.9882	4.5617	5.875	0.09	0.2925	0.762510	0.763876
Ln_DOM4_RC_UG2MC_3PGE	38	1.3810	0.5970	1.939	0.10	0.3217	-0.625484	-0.417663
Ln_DOM4_RC_UG2MC_CM3PG	38	6.3692	5.4604	7.316	0.10	0.3162	0.070851	2.339774

UG2 – Domain 5

	Descriptive Statistics (Spreadsheet9)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM5_RC_UG2MC_CW	12	190.8358	102.5171	419.5260	7527.70	86.7623	1.720356	4.04344
DOM5_RC_UG2MC_3PGE	12	1.1966	0.3701	3.7993	1.37	1.1720	1.861485	2.16955
DOM5_RC_UG2MC_CM3PG	12	203.2765	43.5891	506.0234	23514.02 153.3428		0.936770	-0.45108
Ln_DOM5_RC_UG2MC_CW	12	5.1717	4.6300	6.0391	0.16	0.4052	0.553121	0.51024
Ln_DOM5_RC_UG2MC_3PGE	12	-0.1270	-0.9939	1.3348	0.55	0.7433	1.225685	0.61455
Ln_DOM5_RC_UG2MC_CM3PG	12	5.0447	3.7748	6.2266	0.61	0.7825	0.058703	-1.02986

UG2 – Domain 6

	Descriptive Statistics (Spreadsheet11)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM6_RC_UG2MC_CW	25	151.2144	98.2704	295.869	2465.3	49.6521	1.814649	3.017533
DOM6_RC_UG2MC_3PGE	25	3.8868	1.7062	7.281	2.0	1.4299	0.460496	-0.324525
DOM6_RC_UG2MC_CM3PG	25	619.7642	190.6954	1814.423	166855.4 408.4793		1.815887	2.951137
Ln_DOM6_RC_UG2MC_CW	25	4.9772	4.5877	5.690	0.1	0.2799	1.172167	1.261143
Ln_DOM6_RC_UG2MC_3PGE	25	1.2899	0.5343	1.985	0.1	0.3821	-0.218694	-0.766289
Ln_DOM6_RC_UG2MC_CM3PG	25	6.2671	5.2507	7.504	0.3	0.5586	0.528788	0.243394

UG2 – Domain 7

	Descriptive Statistics (Spreadsheet13)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM7_RC_UG2MC_CW	37	149.1554	95.05119	403.4233	5314.24	72.8989	2.219297	4.94959
DOM7_RC_UG2MC_3PGE	37	1.0312	0.07432	4.8621	0.69	0.8308	2.936227	12.05824
DOM7_RC_UG2MC_CM3PG	37	145.1046	9.05023	544.9783	11894.09 109.0600		1.950886	4.99979
Ln_DOM7_RC_UG2MC_CW	37	4.9237	4.55442	6.0000	0.14	0.3765	1.437758	1.45158
Ln_DOM7_RC_UG2MC_3PGE	37	-0.2143	-2.59938	1.5815	0.55	0.7408	-0.667324	2.47203
Ln_DOM7_RC_UG2MC_CM3PG	37	4.7094	2.20279	6.3007	0.65	0.8087	-0.876051	1.80708

UG2 – Domain 8

	Descriptive Statistics (Spreadsheet15)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev. Skewness		Kurtosis
Variable
DOM8_RC_UG2MC_CW	5	172.7258	107.1500	241.701	3501.7	59.1754	0.167200	-2.58204
DOM8_RC_UG2MC_3PGE	5	4.5977	3.4887	6.472	1.3	1.1461	1.368143	2.16313
DOM8_RC_UG2MC_CM3PG	5	836.7735	439.5542	1564.303	228855.3 478.3883		1.049236	-0.15351
Ln_DOM8_RC_UG2MC_CW	5	5.1027	4.6742	5.488	0.1	0.3535	-0.096448	-2.38695
Ln_DOM8_RC_UG2MC_3PGE	5	1.5028	1.2495	1.867	0.1	0.2334	0.993584	1.29145
Ln_DOM8_RC_UG2MC_CM3PG	5	6.6055	6.0858	7.355	0.3	0.5486	0.568252	-1.71036

No corrections were made to the data and the statistical analysis show the expected relationships for this type of reefs.

Variography

Variograms are a useful tool to investigate the spatial relationships of samples. Variograms for metal content (4E cmg/t) and reef width (cm) were modelled. The log variogram is used to assist in establishing the expected structures, ranges and nugget effect for the untransformed 4E (cmg/t) values in specific domains. Note that the untransformed variograms and not the log-variograms are used for the kriging.

No anisotrophy was found and therefore all variograms were modelled as omidirectional. All variograms were modelled as two structure variograms. Table 6 summarises the variogram model parameters for the different reefs and domains.

Table 6: Variogram Parameters

Reef	Parameter (4E)	Domain	Nugget %	Sill 1%	R1 (m)	R2 (m)	R3 (m)	Sill 2%	R1 (m)	R2 (m)	R3 (m)
UG2MC	cw	1	40	78	116	116	1	100	270	270	1
UG2MC	cw	2	39	100	354	354	1	100
UG2MC	cw	3	37	87	302	302	1	100	546	546	1
UG2MC	cw	4	42	100	305	305	1	100
UG2MC	cw	5	36	100	251	251	1	100
UG2MC	cw	6	21	100	342	342	1	100
UG2MC	cw	7	39	100	258	258	1	100
UG2MC	cw	8	41	100	257	257	1	100
CRMC	cw	1	44	80	109	109	1	100	258	258	1
FPPMC	cw	1	40	74	203	203	1	100	407	407	1
FPPMC	cw	2	40	75	217	217	1	100	546	546	1
UG2MC	cmgt	1	34	74	107	107	1	100	262	262	1
UG2MC	cmgt	2	40	100	254	254	1	100
UG2MC	cmgt	3	38	100	254	254	1	100
UG2MC	cmgt	4	17	100	307	307	1	100
UG2MC	cmgt	5	40	100	252	252	1	100
UG2MC	cmgt	6	41	100	410	410	1	100
UG2MC	cmgt	7	44	100	254	254	1	100
UG2MC	cmgt	8	42	100	254	254	1	100
CRMC	cmgt	1	40	74	99	99	1	100	254	254	1
FPPMC	cmgt	1	33	75	204	204	1	100	550	550	1
FPPMC	cmgt	2	39	74	201	201	1	100	396	396	1

(R = Range)

Grade Estimation

The full reef composite values – 4E content (cmg/t) – and reef width (cm) have been interpolated into a 2D block model. Both Simple Kriging (SK) and Ordinary Kriging (OK) techniques have been used. It has been shown that the SK technique is more efficient when limited data is available for the estimation process.

The 4E grade concentration (g/t) was calculated from the interpolated kriged 4E content (cmg/t) and reef width (cm) values. Detailed checks were done to validate kriging outputs including input data, kriged estimates and efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor in the kriging process. For this exercise 800m x 800m blocks have been selected to calculate the local mean value for each block in respective domains. A minimum of 16 samples were required for a 800m x 800m block to be assigned a local mean value otherwise a domain global mean is assigned. The majority of the blocks used a global domain mean in the SK process with only a few blocks that used a local mean where there was enough data support.

The following parameters were used in the kriging process:

1.

Point data – metal content (4E cmg/t) and reef width (cm)

2.

200m x 200m x 1m block size

3.

discretisation  40 x 40 x 1 for each 200m x 200m x 1m block

4.

first search volume – 500m

a.

Minimum number of samples 4

b.

Maximum number of samples 40

5.

second search volume

a.

 1.5 x first search volume

b.

minimum number of samples 2

c.

maximum number of samples 40

6.

third search volume

a.

3 x first search volume

b.

minimum number of samples 1

c.

maximum number of samples 20

7.

interpolation methods –  simple kriging and ordinary kriging

8.

local and domain global mean values used in the simple kriging process.

Diagrams 17 to 22 show the reef width, 4E grade (g/t) and 4E content (cmg/t) plots for the Merensky and UG2 Reefs.

Post Processing

During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMU’s or of much larger blocks units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage over estimated. Some form of post-processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available preliminary post-processed analysis has been done.

A selective mining unit (SMU) of 20m x 30m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 200m x 200m x 1m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMUs within the large parent blocks – 200m x 200m x 1m (See Assibey-Bonsu and Krige, 1999). This technique for post-processing has been used based on the observed lognormal distribution of the underlying 4E values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

 For each parent block the grade, tonnage and metal content above respective cut-offs (on the basis of the SMU’s) were translated into parcels to be used for mine planning.

Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered 100, 200, 300, 400, 500 and 600 cmg/t (4E).

A  Specific Gravity (SG) of 3.13 was calculated for the Merensky Reef and 3.6 for the UG2 Reef for tonnage calculations. SG values are average values based on measured values for specific reef intersections.

Resource Classification

The mineral resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

1.

Sampling – Quality Assurance / Quality Control

a.

Measured: high confidence, no problem areas

b.

Indicated: high confidence, some problem areas with low risk

c.

Inferred: some aspects might be of medium to high risk

2.

Geological Confidence

a.

Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.

b.

Indicated: Good understanding of geological relationships

c.

Inferred: geological continuity not established

3.

Number of samples used to estimate a specific block

a.

Measured: at least 4 boreholes within variogram range and minimum of twenty 1m composited samples.

b.

Indicated: at least 3 boreholes within  variogram range and a minimum of twelve 1m composite samples

c.

Inferred: less than 3 borehole within the variogram range

4.

Kriged variance

a.

This is a relative parameter and is only an indication and used in conjunction with the other parameters.

5.

Distance to sample (variogram range)

a.

Measured: at least within 60% of semi – variogram range

b.

Indicated: within variogram range

c.

Inferred: further than variogram range

6.

Lower Confidence Limit (blocks)

a.

Measured: less than 20% from mean (80% confidence)

b.

Indicated: 20-40% from mean (80-60% confidence)

c.

Inferred: more than 40% (less than 60% confidence)

7.

Kriging Efficiency

a.

Measured: more than 40%

b.

Indicated: 20-40%

c.

Inferred: less than 20%

8.

Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)

a.

Less than 10% deviation from mean – measured resource

b.

10-20% indicated resource

c.

More than 20 inferred resource

Using the above criteria the current Merensky Reef and UG2 reefs in the delineated project area were classified as Measured, Indicated and Inferred Mineral Resources (see Diagrams 23 and 24).

Item 19(g) Description of Potential Impact of the Reserve and Resource Declaration with respect to Environmental, Permits, Legal, Title, Taxation, Socio-economic, Marketing and Political Issues:

The intention of the report is to produce a Resource update base on the Inferred and Indicated Resources. However in this report, assumptions are made regarding the environmental conditions, permitting, legal and political issues and assumed, with limited research are favourable.

Item 19(h) Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure:

Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the “flow of ore” parameters. The methodology takes into account the intentional and unintentional increase in tonnage due to mining.

A selective cut of 100cmg/t (MR-FPP and UG2) and 300cmg/t (MR-CR facies) was applied to the grade tonnage tabulations for both the Merensky Reef and the UG2 in anticipation of those categories falling below the cut-off would not be economically viable. Clearly detailed optimisation studies need to be done in order to declare specific cut-off based on the working costs, metallurgical recoveries, metal prices, previous work done in the Preliminary Assessment Report filed on SEDAR in 12 December 2005 as well as other factors. It is however the opinion of the QP that a provisional 100cmg/t and 300cmg/t cut-off for the MR and UG2 respectively, would be fair and reasonable for the declaration of the resources in this report.

Item 19(i) 43-101 Rules Applicable to the Reserve and Resource Declaration:

In terms of which this report is issued, the measured, indicated and inferred mineral resources can be used. The specific 43-101 regulations pertaining to this declaration are as specified in Item 4.

Item 19(j) Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b

Item 19(k) Metal Splits for the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b

Mineral Resources are not reserves and do not have demonstrated viability.

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

The mineral resource described in this report does not have demonstrated economic viability. Such deductions can only be made once, amongst other, financial and working cost estimates are applied to the resource.

RSA Reserve and Resource Declaration Rules

The South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa.

Documentation prepared for Public Report must be prepared by or under the direction of, and signed by, a Competent Person. A Competent Person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC. A Competent person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A ‘Mineral Resource’ is a concentration [or occurrence] of material of economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction.

The definitions of each of the Reserves and Resource categories can be found under Item 19(f).

Resource Block Estimation

To further clarify the distribution of the resources declared under Item 19, it is useful to geographically apply the resource results to the geometry of the deposit.

In this regard, the structural model for the project area is shown in Diagrams 9a and b. The structure then allows for specific structurally related blocks (see Diagrams 10a and b) to be allocated a resource estimate.

In delineating the structural blocks used for the resource evaluation, only major structure was considered.

ITEM 21: INTERPRETATION AND CONCLUSIONS

Results

A mineral resource estimate has been calculated for the Merensky Reef and UG2 Reef from available borehole information. The mineral resource for both the Merensky and UG2 Reefs are classified as Inferred, Indicated and Measured Mineral Resources. The Merensky Reef was divided into two distinct domains based on different facies with specific lithological and mineralised characteristics.

Interpretation of the Geological Model

The stratigraphy of the project area is well understood and specific stratigraphic units could be identified in the borehole core. The Merensky Reef and UG2 Reef units could be recognised in the core and is correlatable across the project area. It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

Evaluation Technique

The evaluation of the project was done using best practices. Simple kriging was selected as the best estimate for the specific borehole distribution. Change of support (SMU blocks) was considered for the initial large estimated parent blocks with specific cut-off grades. The resource is classified as Inferred, Indicated and Measured Mineral Resource and could result in grade and variance relationships changes with additional data. With more data the variogram models will improve with resultant confidence in the estimation.

Reliability of the Data

The data was specifically inspected by the QP and found to be reliable and consistent.

Strengths and Weaknesses with respect to the Data

Weaknesses:

As a result of the drill data Inferred, Indicated and Measured Resource levels of confidence can be implied. Additional geotechnical work will be required to assess mineability.

Strengths:

The QA&QC process is of a high standard, which includes the full audit trail from field data to resource modelling. The data has been found to be accurate, consistent and well structured. The support of the digital data by paper originals, chain of custody and drilling records is well assembled and of high quality.

Objectives of the Projects Adherence to the Scope of Study

The intention of this phase of the work programme was to be able to have sufficient data and confidence to achieve an upgraded resource estimate. This has been achieved and thus the objectives of the programme have been met.

ITEM 22: RECOMMENDATIONS

Further Work Required

The current mineral resource is classified partly as a Measured and Indicated Mineral Resource with additional resources classified as Inferred.

Infill drilling needs to be completed to upgrade the resource categories (Inferred and Indicated). This drilling should be completed in time for the pre-feasibility study.

After completion of the drilling and the subsequent QA&QC process, the additional data will be incorporated into the current model as presented in this document.

Objectives to be Achieved in Future Work Programmes

The objectives of the future work programmes are to ensure the integrity of the mineral resource by upgrading the confidence level to further increase the Indicated Resource category. The pre-

feasibility would allow for the engineering and economic evaluation whilst drilling continues as per the recommendation.

The infill drilling phase will include at least 30 additional boreholes. Eight of these boreholes will specifically be drilled to upgrade current Inferred to Indicated Resources where potential mining is expected; and at least 22 boreholes will be aimed at increasing the current Indicated to Measured Resources, especially in the areas deemed to be in the start-up area of the potential mine.

Detailed Future Work Programmes

To achieve the above stated objectives, the additional drilling will be required to be drilled on a 250m x 250m grid and in some instances on a 125m x 125m grid. Geostatistical parameters derived from the modelled variograms support a range of 200m as sufficient to upgrade the resource classification. At least 30 boreholes (relevant information presented in the table below) need to be drilled in the resource area for Project 1.

No of Boreholes	Average depth (metres)	Total Inclusive Cost/metre	Total metres (plus deflection drilling)	Rate of Drilling	Total Cost
30	500m	R550/m	19500	30 days	R10.73 M

It is recommended that four deflections apart from the original intersection be drilled on the Merensky and UG2 Reefs for statistical manipulation. The rate of drilling based on 8 Machines which average 25m/shift (per machine) taking into account site moves and rehabilitation. Drilling will then take six months to complete and taking into account the assaying process the data will be ready 7 November 2006.

Declaration by QP with Respect to the Project Warranting Further Work

It is recommended that additional infill drilling need to be done for both the Merensky Reef and UG2 reefs. It is further recommend that Pre-feasibility work be continue while drilling programme advances.

ITEM 23: REFERENCES

Assibey-Bonsu W and Krige DG (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Cawthorn (1996). Re-evaluation of magma composition and processes in the uppermost Critical Zone of the Bushveld Complex. Mineralog. Mag. 60, pp 131 – 148.

Leeb-Du Toit A (1986). The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp 1091 – 1106. Edited by Anhaeusser, CR and Maske, S.

SAMREC (2005). South African code for reporting of mineral resources and mineral reserves.

Schürmann LW (1993). The Geochemistry and petrology of the Upper Critical zone of the boshoek Section of the Western Bushveld Complex, Bulletin 113 of the Geological Survey South Africa.

SGS Lakefield Research Africa (Pty) Ltd (2005/2006). Mineralogical Reports (MIN0306/015; MIN0805/64 and MIN0805/06).

SGS Lakefield Research Africa (Pty) Ltd (2005/2006). Comminution and flotation test work on PGM inner dog box core samples from the Ngonyama deposit.

Siepker EH and Muller CJ (2004). Elandsfontein 102 JQ. Geological assessment and resource estimation. Prepared by Global Geo Services (Pty) Ltd for PTM RSA (Pty) Ltd.

Stallknecht H and Rupnarain J (2006). Comminution and Flotation Testwork on PGM Inner Dog box Core samples from the Ngonyama Deposit. Prepared by SGS Lakefield Research Africa (Pty) Ltd.

Vermaak CF (1995). The Platinum-Group Metals – A Global Perspective. Mintek, Randburg, pp 247.

Viljoen MJ and Hieber R (1986). The Rustenburg section of the Rustenburg platinum mines limited, with reference to the Merensky Reef. Mineral Deposits of South Africa, Volume 2, pp 1107 – 1134. Edited by Anhaeusser, CR and Maske, S.

Viljoen MJ (1999). The nature and origin of the Merensky Reef of the western Bushveld Complex, based on geological facies and geophysical data. S. Afr. J Geol. 102, pp 221 – 239.

Wagner PA (1926). The preliminary report on the platinum deposits in the southeastern portion of    the Rustenburg district, Transvaal. Mem. Geol.Surv.S Afr., 24, 37pp.

ITEM 24: DATE

The date of this report is 27 October 2006.

________________________________

CJ Muller

BSc (Hons) Pr. Sc. Nat.

ITEM 25: ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Nil to report

ITEM 26: ILLUSTRATIONS [start on next page]

Diagram 1: Setting of the Bushveld Igneous Complex.

Active mine
PTM Active Project
PGM Deposit
Rustenberg Suite
and associated rocks
Granitics
Rooiberg Group
Northern
Limb
Western
Limb
Eastern
Limb
LOCATION MAP
Republic of
South Africa
HWY N1
Polokwane
Mokopane
Pretoria
Johannesburg
AURORA
TWEESPALK
DRENTHE
PPRUST
TURFSPRUIT
MOKOPANE
WAR SPRINGS
GRASS VALLEY
LEPLATS
LIMPOPO
GA-PHASHA
TWICKENHAM
MARULA
MODIKWA
KENNEDY'S VALE
TWO RIVERS
EVEREST SOUTH
BOOYSENDAL
DER BROCHEN
MILLENIUM
BLUE RIDGE
SHEBA'S RIDGE
NORTHAM
AMANDELBULT
UNION
WESTERN BUSHVELD
JOINT VENTURE
BRPM
IMPALA
RUSTENBURG
KROONDAL
MARIKANA
LONMIN E&W
PANDORA
CROCODILE
RIVER
PTM
100 Km

WESTERN BUSHVELD JOINT VENTURE

Diagram 2: Locality Plan of the Western Bushveld Joint Venture.

Legend
JV_Boundary
BRPM_Boschkoppie
Styldrift
Road
Styldrift AP
Bafokeng
Joint Venture
Western Bushveld
Joint Venture
Bafokeng Rasimone
Platinum Mine
1:85 000
0
2 500
5 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 3: Locality of Project.

Legend
Project Boundaries
Mine
Project 1 (Elandsfonetin)
Project 2 (Frischgewaagd)
JV_Boundary
Road
Frischgewaagd
Elandsfonetin
FRISCHGEWAAGD 96 JQ
Frischgewaagd
Frischgewaagd
Onderstepoort
Elandsfontein
Frischgewaagd
Frischgewaagd
Bonwakgogo
1052
1154
1065
1085
1:30,000
0
1,000
2,000
Meters

Diagram 4: Detailed Stratigraphy of the Western Bushveld Sequence.

Schematic Section - WBJV

(Elandsfontein/Frischgewaagd)

Est meters	Unit	Description
>450 m	MZN	Norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions)
20 - 40	HW5	Transgression contact from MZN, mottled anorthosite grading into spotted anorthosite
8 – 10	HW4	"Leopard spotted" pokilitic anorthosite towards abrupt contact of HW3
8 - 10	HW3	Coarse-grained mottled anorthosite grading down the sequence to medium mottled anorthosite
4	HW2	Spotted leuconorite
6	HW1	Norite grading into fine-grain pyroxenite
2 - 3	**Bastard Reef**	Pyroxenite medium to coarse-grained (bronzitite?)
3	MID3	Poikilitic mottled anorthosite
6 -7	MID2	Grading from mottled to spotted anorthosite
0 - 8	MID1	Norite grading to the base into fine-grained pyroxenite
0.1- 1.5	MPyx	Merensky HW pyroxenite – coarse-grained (bottom-loaded sulphides)
0.02 – 0.60	**Merensky Reef**	At least two facies: 1. Upper & lower Chromitite with internal FPP 2. Upper Chr & underlying FPP (<5cm)
3 - 5	FW1	Grading from mottled anorthosite (few cm at top) towards leuconorite at bottom contact
0.1 - 0.3	FW2	Cyclic unit (spotted anorthositic/mottled anorthosite – norite – Feldspathic pyroxenite)
2- 4	FW3	Vari-textured leuconorite
0 - 1	FW4	Spotted anorthositic norite (occasional thin anorthosite layer)
1 - 2	FW5	Vari-textured leuconorite
1 - 2	FW6	Coarse-grained mottled anorthosite
2mm	Lower Chrome	Thin chromitite seam (1 to 6mm) at bottom of mottled anorthosite (FW6)
0.3 - 8	FW7	Leuconorite with corona textured pyroxene crystals surrounded by plagioclase intergrowth
1 -3	FW8	Spotted leuconorite
0 - 1.5	FW9	Mottled anorthosite
0.1 - 9	FW10	Spotted anorthositic norite
3 11	FW11	Spotted leuconorite
8 -13	FW12	Coarse-grained mottled anorthosite
0.5 -10	UG2 HW	Coarse grained feldspathic pyroxenite
0.03 – 0.40	UG2Lead	Leader chromitite seam, variable thickness, abrupt contacts. Occasional additional thin seams ("Leader Triplets")
0.06 – 0.30	UG2 Pxnt	Separation pyroxenite between Main and Upper seams, coarse-grained
0.05 – 1.9	UG2 Main	Main chromitite seam
0 - 0.2	UG2FW	Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness
8 -10	FW13	Leuconorite with spotted anorthositic phases
0.3 – 5	UG1	Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite
8 - 20	FW16	Mottled anorthositic - upper section grading towards norite and FPYX towards the base
	BSMT	Hornfelsic contact with Transvaal sediments

WESTERN BUSHVELD JOINT VENTURE

Diagram 5: Drill Hole Locations.

Legend
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
General_Faulting
Flt_Type
Dyke
Estimate
Regional
Small
Syndine
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

PLATINUM GROUP METALS (RSA) (Pty) LIMITED

Diagram 6: Section.

1750 Section
1:3 000
Legend

Diagram 7: Merensky Reef Type.

PLATINUM GROUP METALS (RSA) Pty Ltd
Merensky Reef Type Distribution
(Simplified Model)
Western Bushveld Joint Venture
Abutment Terrace
Mid Terrace
Deep Terrace
Type A
Type B
MPyx (Hangingwall Pyroxenite)
Upper Chrome and contact of MR – acting as thermal blanket.
MID1
FW3
Pothole
Type D on FW3
Type C on FW3
Type A
MPyx (Hangingwall Pyroxenite)
Feldspathic Pegmatoidal Pyroxenite
Lower Chrome and contact of MR
~ 20°
Layering
FW6
FW3
MID1
MPyx
Type D on FW6
Type B
Type C on FW6
Type C on FW6
Type D On FW3
FW6
Merensky Reef PXNT Facies
Type A
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses – transgressing from upper mottled anorthosite to lower norite.
MHWPyx (Hanging wall Pxnt)
MPyx Base with no chrome
FW1
FW2
FW3
An abrupt overlying pyroxenite contact associated with any of these lithological units.
Merensky Reef Contact Facies
Type B
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses – transgressing from upper mottled anorthosite to lower norite.
MHWPyx (Hanging wall Pxnt)
MR Upper Chromitite 0 – 20mm
(disseminated or stringers)
FW1
FW2
FW3
An abrupt overlying chromitite contact associated with any of these lithological units. Marginal FW sulphide infiltration
Merensky Reef FPP Facies
(Feltspathic Pegmatoidal Pyroxenite)
Type C
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses – transgressing from upper mottled anorthosite to lower norite.
MPyx (Hanging wall Pxnt)
MR Upper Chromitite
MR FPP with no bottom chrome.
10mm – 0.7m
FW1
FW2
FW3
An abrupt overlying FPP contact with any of these lithological units. Moderate FW sulphides infiltration – up-to 40cm below MR FPP.
Merensky Reef FPP NORMAL
(Feltspathic Pegmatoidal Pyroxenite)
Type D
Bastard Pyroxenite
Bastard Reef
MID3
MID2
MID1
Variable unit thicknesses – transgressing from upper mottled anorthosite to lower norite.
MPyx (Hanging wall Pxnt)
MR Upper Chromitite 1 – 20mm
MR FPP mostly enriched 10mm – 0.7m
MR Bottom Chromitite 1 – 70mm
FW1
FW2
FW3
An abrupt overlying CHR contact with any of these lithological units. Moderate to intense FW sulphides infiltration, up-to 40cm below MR FPP.

Diagram 8: UG2 Reef Type.

PLATINUM GROUP METALS (RSA) Pty Ltd
UG2 Reef Type Distribution
(Simplified Profile Model)
Western Bushveld Joint VentureU
FW6
FW7
Leader 2 & 3
Leader 1
FW13
UG2 Main
Basement Palaeo-high
~40°
Layering
TRANSVAAL SEDIMENTS
BASEMENT
Abutment Terrace
FW13
Mid Terrace
FW8/9/11/12
UG1 Seams
UG2 Main Seam
FW16
Mid Slope Terrace
Basement Palaeo-high
Deep Terrace
Lone Chrome
FW6
~20°
Layering
FW7
Leader 2 & 3
Leader 1
FW8/9/10/11/12
UG2 Main Seam
FW13
Deep Slope
Terrace
FW16
UG1 Seams
HTZB Footwall
UG2 Reef Abutment Facies
UG2 Reef Slope Facies
UG2 Reef Mid Terrace Facies
UG2 Reef Deep Terrace Facies

WESTERN BUSHVELD JOINT VENTURE

Diagram 9a: Merensky Reef Structure.

Legend
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
UG2_Reef_Dykes
UG2_Reef_Faults
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 9b: UG2 Reef Structure.

Legend
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
UG2_Reef_Dykes
UG2_Reef_Faults
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 10a: Merensky Reef Structural Blocks.

Legend
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
MR_Contours
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1
2
3
4
5
6
7
8
9
10
11
12
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 10b: UG2 Reef Structural Blocks.

Legend
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
UG2_Contours
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1
2
3
4
5
6
7
8
9
10
11
12
1:30 000
0
1 000
2 000
Meters

Diagram 11: Mining Cut Model.

Merensky Reef Mining Cut Model

Economic profile >100cm

TMC
Sample A
(~25cm)
TRC
Sample B
(~25cm)
Sample C
(~25cm)
MMC
>100cm
MRCh
~100cm)
Sample D
(~25cm)
Sample E
(~25cm)
BRC
1st FW Sample
(~25cm)
BMC
Pxnt
Upper Cr
FPP
Bottom Cr
= Limits of mineralization
= Mineralization

Economic profile = 100cm

TMC
Sample A
(~25cm)
MMC
=100cm
TRC
Sample B
(~25cm)
MRCh
< 100cm
Sample C
(~25cm)
Bottom Cr
BRC
1st FW Sample
(~25cm)
BMC
Pxnt
Upper Cr
FPP
Bottom Cr
= Limits of mineralization
= Mineralization

Economic profile = 100cm

TMC
Sample A
(~25cm)
Sample B
(~25cm)
MMC
~100cm
TRC
MRCh
< 100cm
Bottom Cr
BRC
1st FW Sampe
(~25cm)
BMC
Pxnt
Bottom Cr
= Limits of mineralization
= Mineralization

Mining Cut Selection

1. Bottom chrome or bottom of FPP (in case of bottom chrome not developed) is taken as Merensky Reef Bottom.
2. Select 1st FW sample, whether visible sulphide infiltration is present or not, as the BMC sample. The bottom part of sample may not be mineralized. Only the first FW sample is included even if there are others mineralised.

- TRC = the top of the MRCh within the Merensky HW Pxnt and top limit of mineralization.
- BRC = The bottom of the MRCh within Merensky FW and the bottom limit of mineralization.
- MRCh = selection between TRC and BRC

3. In the case of:

- MRCh > 100cm: select MRCh (including 1st FW sample and last sample that includes the TRC).
- MRCh < 100cm: select MRCh (including 1st FW sample and additional HW samples to 100cm).
- MRCh = 100cm: select MRCh

Terminology

- MRCh = Merensky Reef Channel
- TRC = Merensky Top Reef Contact
- BRC = Merensky Bottom Reef Contact
- TMC = Top Mining Cut
- BMC = Bottom Mining Cut
- MMC = Merensky Mining Cut
- FPP = Feldspathic Pegmatoidal Pyroxenite
- Pxnt = Pyroxenite

WESTERN BUSHVELD JOINT VENTURE

Diagram 15: Merensky Facies.

Legend
MR_Facies
Text
FPP
Contact Reef
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 16: UG2 Domains.

Legend
UG2_Domains
PVALUE
1
2
3
4
5
6
7
8
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Frischgewaagd
Mimosa
Onderstepoort
Eandsfontein
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 17: Merensky Reef 3PGE + AU (CMGPT).

Legend
MR_CMGPT
CM3PG
0 - 50
51 - 150
151 - 400
401 - 600
601 - 800
801 - 1000
1001 - 1200
1201 - 1400
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Iron_Replacements
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 18: Merensky Reef Channel Width.

Legend
MR_CW
CW
97 - 100
101 - 105
106 - 110
111 - 120
121 - 150
151 - 180
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Iron_Replacements
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 19: Merensky Reef 3PGE + AU (GPT).

Legend
MR_GPT
GRADE
1
2
3
4
5
6
8
12
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Iron_Replacements
Frischgewaagd
Mimosa
Onderstepoort
Eandsfontein
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 20: UG2 Reef 3PGE + AU (CMGPT).

Legend
UG2_CMGPT
CM3PG
49 - 50
51 - 150
151 - 400
401 - 800
801 - 1000
1001 - 1200
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Iron_Replacements
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 21: UG2 Reef Channel Width.

Legend
UG2_CW
CW
103 - 106
106 - 120
121 - 150
151 - 180
181 - 200
201 - 240
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Iron_Replacements
Frischgewaagd
Mimosa
Onderstepoort
Eandsfontein
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 22: UG2 Reef 3PGE + AU (GPT).

Legend
UG2_GPT
GRADE
1
2
3
4
5
6
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Iron_Replacements
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 23: Merensky Reef Resource Classification.

Legend
MR_Resource_Per
Resource
Measured
Indicated
Inferred
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Inferred
Indicated
Measured
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 24: UG2 Reef Resource Classification.

Legend
UG2_Resource
Resource
Measured
Indicated
Inferred
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Inferred
Indicated
Measured
Measured
Inferred
Frischgewaagd
Mimosa
Onderstepoort
Eandsfontein
1:30 000
0
1 000
2 000
Meters

WESTERN BUSHVELD JOINT VENTURE

Diagram 24: UG2 Reef Resource Classification.

1
Legend
UG2_Resource
Resource
Measured
Indicated
Inferred
Drilled_Boreholes
JV_Boundary
Farm_Portions
Road
Merensky_Reef_Outcrop
Inferred_MR_Outcrop
Inferred
Indicated
Measured
Frischgewaagd
Mimosa
Onderstepoort
Elandsfontein
1:30 000
0
1 000
2 000
Meters

APPENDIX A

Table 1A: Merensky Reef Mineralised Intersections.

BHID	FROM(m) TO(m)		LENGTH CBA		PT(g/t)	PD(g/t)	RH(g/t)	AU(g/t)	4E(g/t)	REEF	VALID
WBJV001D0	447.60	448.65	1.05	15	2.74	1.26	0.17	0.16	4.33	MRMC	Pass
WBJV001D2	27.94	28.93	0.99	15	3.09	1.41	0.18	0.28	4.96	MRMC	Pass
WBJV002D0	464.62	465.91	1.29	15	3.38	1.66	0.20	0.36	5.60	MRMC	Pass
WBJV002D1	14.63	16.15	1.52	15	1.72	0.98	0.11	0.18	2.99	MRMC	Pass
WBJV006D0	459.98	460.98	1.00	15	10.05	4.53	0.56	0.45	15.59	MRMC	Pass
WBJV006D1	96.69	97.69	1.00	15	9.52	4.95	0.53	0.74	15.73	MRMC	Pass
WBJV008D0	243.00	244.23	1.23	15	1.23	0.58	0.09	0.11	2.00	MRMC	Pass
WBJV008D1	19.48	20.52	1.04	15	0.49	0.28	0.01	0.10	0.88	MRMC	Pass
WBJV009D1	23.99	25.07	1.08	15	0.90	0.47	0.02	0.03	1.41	MRMC	Pass
WBJV009D3	26.70	27.70	1.00	15	0.14	0.01	0.01	0.01	0.18	MRMC	Pass
WBJV010D1	51.42	52.43	1.01	15	1.37	0.57	0.22	0.01	2.18	MRMC	Pass
WBJV012D0	64.16	65.22	1.06	15	0.32	0.12	0.04	0.01	0.50	MRMC	Pass
WBJV014D1	37.82	38.82	1.00	15	0.29	0.14	0.04	0.01	0.48	MRMC	Pass
WBJV015D0	389.67	390.73	1.06	15	6.29	2.29	0.28	0.37	9.23	MRMC	Pass
WBJV015D1	31.76	33.22	1.46	15	2.94	1.24	0.14	0.19	4.51	MRMC	Pass
WBJV016D0	117.60	118.73	1.13	15	0.64	0.36	0.03	0.12	1.15	MRMC	Pass
WBJV016D1	27.12	28.20	1.08	15	0.30	0.14	0.02	0.09	0.55	MRMC	Pass
WBJV017D0	77.15	78.15	1.00	15	0.04	0.02	0.01	0.01	0.08	MRMC	Pass
WBJV017D1	16.65	17.65	1.00	15	0.04	0.02	0.01	0.01	0.08	MRMC	Pass
WBJV018D1	30.95	32.12	1.17	15	5.87	2.61	0.21	0.58	9.27	MRMC	Pass
WBJV022D0	81.16	82.16	1.00	15	0.17	0.08	0.03	0.01	0.28	MRMC	Pass
WBJV022D1	22.08	23.21	1.13	15	0.05	0.06	0.02	0.01	0.13	MRMC	Pass
WBJV022D2	11.50	12.54	1.04	15	0.06	0.03	0.01	0.01	0.12	MRMC	Pass
WBJV025D0	113.63	114.90	1.27	15	0.28	0.19	0.02	0.03	0.52	MRMC	Pass
WBJV025D1	33.36	34.46	1.10	15	0.35	0.24	0.01	0.04	0.65	MRMC	Pass
WBJV026D0	61.36	62.56	1.20	15	0.18	0.24	0.03	0.14	0.59	MRMC	Pass
WBJV026D1	11.51	12.51	1.00	15	0.98	0.24	0.03	0.11	1.36	MRMC	Pass
WBJV029D1	56.01	57.58	1.57	15	3.71	2.22	0.26	0.40	6.58	MRMC	Pass
WBJV030D0	475.89	477.12	1.23	15	4.98	2.06	0.27	0.43	7.74	MRMC	Pass
WBJV030D1	21.03	22.21	1.18	15	3.21	1.57	0.15	0.34	5.26	MRMC	Pass
WBJV030D2	27.77	28.81	1.04	15	0.09	0.04	0.01	0.09	0.23	MRMC	Pass
WBJV033D0	338.61	339.80	1.19	15	1.98	0.99	0.10	0.29	3.36	MRMC	Pass
WBJV033D1	19.42	20.41	0.99	15	3.02	1.05	0.17	0.22	4.46	MRMC	Pass
WBJV033D2	24.31	25.67	1.36	15	1.38	0.62	0.08	0.11	2.20	MRMC	Pass
WBJV039D0	124.06	125.06	1.00	15	0.33	0.13	0.05	0.01	0.52	MRMC	Pass
WBJV040D0	384.84	385.84	1.00	15	0.02	0.02	0.01	0.03	0.08	MRMC	Pass
WBJV040D1	14.74	15.97	1.23	15	1.55	0.77	0.07	0.27	2.65	MRMC	Pass
WBJV042D0	503.38	504.45	1.07	15	7.78	2.96	0.37	0.74	11.85	MRMC	Pass
WBJV042D1	7.74	8.89	1.15	15	3.54	1.75	0.21	0.45	5.95	MRMC	Pass
WBJV042D2	14.80	15.84	1.04	15	4.80	2.34	0.27	0.45	7.86	MRMC	Pass
WBJV043D0	529.37	530.76	1.39	15	4.78	1.78	0.23	0.36	7.14	MRMC	Pass
WBJV043D1	14.75	15.74	0.99	15	4.75	1.25	0.13	0.22	6.35	MRMC	Pass
WBJV043D2	9.65	10.75	1.10	15	4.19	1.56	0.24	0.30	6.28	MRMC	Pass
WBJV045D1	62.00	63.19	1.19	15	0.01	0.01	0.01	0.01	0.04	MRMC	Pass
WBJV048D0	423.17	424.37	1.20	15	0.62	0.59	0.06	0.10	1.37	MRMC	Pass
WBJV048D1	44.36	45.59	1.23	15	5.20	1.88	0.22	0.31	7.62	MRMC	Pass
WBJV050D0	530.63	531.75	1.12	15	4.42	2.01	0.24	0.30	6.97	MRMC	Pass
WBJV050D1	35.51	36.93	1.42	15	4.84	2.28	0.27	0.33	7.71	MRMC	Pass
WBJV053D0	220.50	222.54	2.04	15	7.48	2.39	0.47	0.39	10.73	MRMC	Pass
WBJV054D0	312.60	313.60	1.00	15	0.01	0.01	0.01	0.02	0.05	MRMC	Pass
WBJV054D2	27.64	28.67	1.03	15	0.01	0.01	0.01	0.01	0.04	MRMC	Pass
WBJV056D1	36.30	37.35	1.05	15	0.80	0.59	0.08	0.25	1.72	MRMC	Pass
WBJV057D0	145.72	146.77	1.05	15	2.90	1.09	0.16	0.13	4.28	MRMC	Pass
WBJV057D1	55.36	56.43	1.07	15	1.36	0.48	0.09	0.05	1.97	MRMC	Pass

WBJV058D0	384.49	385.67	1.18	15	4.67	1.63	0.30	0.33	6.92	MRMC	Pass
WBJV058D1	3.68	4.80	1.12	15	7.22	1.45	0.30	0.29	9.26	MRMC	Pass
WBJV059D0	184.20	185.20	1.00	15	0.91	0.24	0.13	0.01	1.30	MRMC	Pass
WBJV059D1	34.15	35.34	1.19	15	0.51	0.24	0.09	0.01	0.85	MRMC	Pass
WBJV063D0	139.64	140.88	1.24	15	0.05	0.02	0.01	0.01	0.09	MRMC	Pass
WBJV063D1	19.87	20.87	1.00	15	0.04	0.02	0.01	0.01	0.08	MRMC	Pass
WBJV064D0	228.76	229.86	1.10	15	0.04	0.02	0.01	0.01	0.08	MRMC	Pass
WBJV064D1	18.25	19.26	1.01	15	0.12	0.05	0.02	0.01	0.21	MRMC	Pass
WBJV065D1	8.26	9.61	1.35	15	0.05	0.02	0.01	0.01	0.09	MRMC	Pass
WBJV066D0	107.96	109.09	1.13	15	0.03	0.02	0.01	0.01	0.08	MRMC	Pass
WBJV066D1	27.67	28.48	0.81	15	0.01	0.01	0.01	0.01	0.04	MRMC	Pass
WBJV069D0	199.50	200.93	1.43	15	0.02	0.01	0.01	0.01	0.05	MRMC	Pass
WBJV072D0	172.38	173.40	1.02	15	0.02	0.01	0.01	0.01	0.05	MRMC	Pass
WBJV073D0	146.37	147.58	1.21	15	5.13	2.10	0.32	0.38	7.93	MRMC	Pass
WBJV075D0	87.00	88.10	1.10	15	0.07	0.03	0.01	0.01	0.12	MRMC	Pass
WBJV076D0	105.15	106.18	1.03	15	0.11	0.06	0.01	0.10	0.29	MRMC	Pass
WBJV077D0	219.70	220.84	1.14	15	0.18	0.09	0.02	0.02	0.30	MRMC	Pass
WBJV083D0	143.09	144.13	1.04	15	0.29	0.17	0.04	0.02	0.52	MRMC	Pass
WBJV083D1	12.71	13.86	1.15	15	0.11	0.05	0.01	0.01	0.18	MRMC	Pass
WBJV083D1	51.31	53.14	1.83	15	0.42	0.37	0.13	0.01	0.93	MRMC	Pass
WBJV083D2	18.07	19.11	1.04	15	1.14	0.48	0.17	0.02	1.81	MRMC	Pass
WBJV084D0	160.64	161.93	1.29	15	3.73	1.35	0.17	0.30	5.54	MRMC	Pass
WBJV085D0	467.14	468.16	1.02	15	3.35	1.15	0.15	0.20	4.85	MRMC	Pass
WBJV085D1	16.84	17.84	1.00	15	3.31	0.80	0.15	0.21	4.48	MRMC	Pass
WBJV087D0	192.49	193.59	1.10	15	3.41	1.57	0.21	0.46	5.65	MRMC	Pass
WBJV087D2	7.29	8.31	1.02	15	4.71	1.69	0.24	0.38	7.02	MRMC	Pass
WBJV087D3	12.37	13.50	1.13	15	2.72	0.69	0.13	0.15	3.70	MRMC	Pass
WBJV090D0	151.48	153.49	2.01	15	0.73	0.56	0.05	0.18	1.51	MRMC	Pass
WBJV090D1	12.37	13.51	1.14	15	0.33	0.22	0.02	0.05	0.62	MRMC	Pass
WBJV090D2	17.76	18.77	1.01	15	0.81	0.75	0.06	0.09	1.70	MRMC	Pass
WBJV091D0	346.44	347.55	1.11	15	4.06	0.82	0.30	0.15	5.34	MRMC	Pass
WBJV092D0	279.50	280.72	1.22	15	1.04	0.51	0.13	0.05	1.73	MRMC	Pass
WBJV092D1	19.07	20.14	1.07	15	0.46	0.21	0.04	0.05	0.75	MRMC	Pass
WBJV092D2	24.54	25.62	1.08	15	0.79	0.31	0.05	0.12	1.27	MRMC	Pass
WBJV093D0	399.96	401.17	1.21	15	1.42	0.72	0.07	0.28	2.48	MRMC	Pass
WBJV095D0	417.40	419.40	2.00	15	2.55	1.13	0.11	0.28	4.07	MRMC	Pass
WBJV095D1	13.03	15.28	2.25	15	3.16	1.51	0.15	0.40	5.21	MRMC	Pass
WBJV096D0	337.74	339.05	1.31	15	5.37	1.75	0.30	0.35	7.77	MRMC	Pass
WBJV096D1	60.85	63.35	2.50	15	15.57	7.38	1.05	0.67	24.67	MRMC	Pass
WBJV096D2	71.03	73.20	2.17	15	10.09	3.86	0.43	0.73	15.10	MRMC	Pass
WBJV100D2	26.12	27.32	1.20	15	3.26	1.44	0.20	0.26	5.16	MRMC	Pass
WBJV101D0	498.12	499.16	1.04	15	0.06	0.04	0.01	0.05	0.16	MRMC	Pass
WBJV102D0	408.86	410.20	1.34	15	2.34	1.00	0.11	0.21	3.66	MRMC	Pass
WBJV104D0	535.67	536.75	1.08	15	0.12	0.04	0.01	0.01	0.19	MRMC	Pass
WBJV104D1	60.46	61.64	1.18	15	1.01	0.55	0.07	0.07	1.70	MRMC	Pass
WBJV104D2	66.18	67.22	1.04	15	0.59	0.31	0.03	0.09	1.02	MRMC	Pass
WBJV106D0	398.08	399.07	0.99	15	4.76	1.96	0.32	0.33	7.36	MRMC	Pass
WBJV106D2	28.75	29.88	1.13	15	4.28	1.74	0.24	0.34	6.61	MRMC	Pass
WBJV108D1	42.24	43.25	1.01	15	11.85	4.07	0.52	1.17	17.61	MRMC	Pass
WBJV109D1	27.98	29.25	1.27	15	3.91	1.56	0.27	0.29	6.03	MRMC	Pass
WBJV109D2	31.29	34.67	3.38	15	2.13	0.80	0.13	0.23	3.29	MRMC	Pass
WBJV112D0	452.43	453.64	1.21	15	1.40	0.57	0.09	0.24	4.46	MRMC	Pass
WBJV112D1	19.88	23.08	3.20	15	3.84	1.41	0.29	0.06	5.59	MRMC	Pass
WBJV112D2	24.25	27.83	3.58	15	6.42	2.91	0.45	0.28	10.06	MRMC	Pass
WBJV113D0	411.96	412.99	1.03	15	0.04	0.03	0.01	0.02	0.11	MRMC	Pass
WBJV113D1	10.40	11.48	1.08	15	0.17	0.11	0.02	0.05	0.35	MRMC	Pass
WBJV113D2	18.19	19.44	1.25	15	0.07	0.06	0.01	0.02	0.15	MRMC	Pass
WBJV114D0	355.90	357.07	1.17	15	4.17	2.09	0.22	0.61	7.09	MRMC	Pass
WBJV116D0	506.30	507.52	1.22	15	2.02	0.88	0.10	0.19	3.18	MRMC	Pass

WBJV116D1	16.19	17.41	1.22	15	2.67	1.18	0.13	0.23	4.21	MRMC	Pass
WBJV117D0	345.78	347.03	1.25	15	0.02	0.01	0.01	0.01	0.05	MRMC	Pass
WBJV120D0	330.66	331.67	1.01	15	0.22	0.11	0.02	0.06	0.41	MRMC	Pass
WBJV125D0	457.71	458.88	1.17	15	4.95	1.59	0.20	0.24	6.97	MRMC	Pass
WBJV127D0	446.28	447.44	1.16	15	2.32	0.83	0.10	0.20	3.46	MRMC	Pass

Table 1B: UG2 Reef Mineralised Intersections.

BHID	FROM(m)	TO(m)	LENGTH	CBA	PT(g/t)	PD(g/t)	RH(g/t)	AU(g/t)	4E(g/t)	REEF	VALID
WBJV001D0	473.20	475.60	2.40	15	0.50	0.17	0.11	0.00	0.78	UG2MC	Pass
WBJV001D1	25.29	27.82	2.53	15	0.30	0.11	0.08	0.00	0.50	UG2MC	Pass
WBJV001D2	53.52	55.45	1.93	15	0.51	0.18	0.11	0.00	0.80	UG2MC	Pass
WBJV002D0	555.92	557.62	1.70	15	2.03	0.73	0.29	0.01	3.06	UG2MC	Pass
WBJV002D1	105.11	106.11	1.00	15	2.12	0.75	0.30	0.01	3.17	UG2MC	Pass
WBJV002D2	16.67	17.86	1.19	15	2.22	0.73	0.31	0.01	3.27	UG2MC	Pass
WBJV003D0	536.61	537.68	1.07	15	2.56	0.86	0.35	0.02	3.80	UG2MC	Pass
WBJV003D1	83.10	84.58	1.48	15	1.99	1.17	0.28	0.03	3.48	UG2MC	Pass
WBJV003D2	186.26	187.32	1.06	15	0.38	0.12	0.09	0.00	0.60	UG2MC	Pass
WBJV005D0	483.89	485.66	1.77	15	0.51	0.19	0.11	0.00	0.81	UG2MC	Pass
WBJV007D0	255.66	256.78	1.12	15	2.25	0.65	0.22	0.03	3.14	UG2MC	Pass
WBJV008D0	324.14	325.32	1.18	15	0.60	0.25	0.12	0.01	0.97	UG2MC	Pass
WBJV008D1	102.36	103.51	1.15	15	1.55	0.62	0.19	0.01	2.38	UG2MC	Pass
WBJV009D0	279.72	281.14	1.42	15	0.38	0.09	0.08	0.01	0.57	UG2MC	Pass
WBJV009D3	46.14	47.50	1.36	15	0.62	0.18	0.13	0.01	0.94	UG2MC	Pass
WBJV010D1	84.50	86.46	1.96	15	0.50	0.24	0.11	0.02	0.87	UG2MC	Pass
WBJV012D0	69.85	70.97	1.12	15	0.12	0.05	0.02	0.01	0.20	UG2MC	Pass
WBJV013D0	471.99	475.20	3.21	15	0.43	0.16	0.11	0.01	0.70	UG2MC	Pass
WBJV013D1	124.12	125.22	1.10	15	0.26	0.07	0.06	0.01	0.41	UG2MC	Pass
WBJV014D0	247.35	248.36	1.01	15	0.32	0.10	0.08	0.01	0.51	UG2MC	Pass
WBJV014D1	47.17	48.17	1.00	15	0.17	0.05	0.03	0.01	0.26	UG2MC	Pass
WBJV015D0	433.97	435.62	1.65	15	2.43	0.98	0.34	0.03	3.79	UG2MC	Pass
WBJV015D1	77.13	78.31	1.18	15	2.98	0.98	0.36	0.02	4.34	UG2MC	Pass
WBJV016D0	133.01	134.18	1.17	15	2.87	1.05	0.36	0.03	4.32	UG2MC	Pass
WBJV016D1	41.94	43.30	1.36	15	2.19	0.57	0.29	0.02	3.07	UG2MC	Pass
WBJV018D0	243.35	244.96	1.61	15	2.77	1.36	0.39	0.03	4.55	UG2MC	Pass
WBJV018D1	45.20	46.42	1.22	15	1.71	0.71	0.27	0.02	2.71	UG2MC	Pass
WBJV020D0	96.34	97.53	1.19	15	0.55	0.04	0.10	0.01	0.71	UG2MC	Pass
WBJV020D1	26.50	27.63	1.13	15	1.30	0.12	0.29	0.01	1.72	UG2MC	Pass
WBJV021D0	280.54	281.65	1.11	15	4.02	1.75	0.43	0.05	6.25	UG2MC	Pass
WBJV021D1	89.85	90.85	1.00	15	2.15	0.74	0.26	0.03	3.18	UG2MC	Pass
WBJV022D0	99.13	100.95	1.82	15	0.14	0.06	0.04	0.01	0.25	UG2MC	Pass
WBJV022D1	38.26	39.42	1.16	15	0.33	0.11	0.08	0.01	0.52	UG2MC	Pass
WBJV022D2	28.59	29.59	1.00	15	0.16	0.18	0.04	0.01	0.39	UG2MC	Pass
WBJV023D0	201.75	204.50	2.75	15	1.86	0.61	0.28	0.02	2.77	UG2MC	Pass
WBJV024D0	282.96	283.96	1.00	15	0.75	0.42	0.09	0.02	1.28	UG2MC	Pass
WBJV024D1	63.00	64.00	1.00	15	0.94	0.54	0.10	0.03	1.60	UG2MC	Pass
WBJV025D0	121.48	123.17	1.69	15	2.76	0.85	0.33	0.02	3.96	UG2MC	Pass
WBJV025D1	40.20	42.68	2.48	15	3.40	2.62	0.37	0.08	6.47	UG2MC	Pass
WBJV026D0	70.03	71.03	1.00	15	0.28	0.21	0.03	0.02	0.53	UG2MC	Pass
WBJV026D1	19.70	20.70	1.00	15	0.32	0.12	0.03	0.01	0.49	UG2MC	Pass
WBJV027D1	58.03	59.03	1.00	15	0.22	0.08	0.05	0.01	0.37	UG2MC	Pass
WBJV027D2	99.33	100.35	1.02	15	0.29	0.11	0.05	0.01	0.46	UG2MC	Pass
WBJV028D0	221.91	224.65	2.74	15	3.10	1.58	0.37	0.05	5.10	UG2MC	Pass
WBJV028D1	71.64	74.21	2.57	15	4.37	2.46	0.38	0.07	7.28	UG2MC	Pass
WBJV030D0	516.56	517.65	1.09	15	0.60	0.21	0.03	0.02	0.86	UG2MC	Pass
WBJV032D0	360.95	362.11	1.16	15	2.55	1.65	0.30	0.37	4.87	UG2MC	Pass
WBJV032D1	113.25	114.45	1.20	15	3.57	1.26	0.42	0.02	5.27	UG2MC	Pass
WBJV033D1	55.50	56.54	1.04	15	0.81	0.26	0.04	0.01	1.13	UG2MC	Pass
WBJV033D2	59.43	60.42	0.99	15	0.99	0.61	0.12	0.01	1.73	UG2MC	Pass
WBJV034D0	478.44	479.60	1.16	15	0.17	0.10	0.04	0.01	0.32	UG2MC	Pass
WBJV034D1	48.34	49.34	1.00	15	0.15	0.04	0.04	0.01	0.25	UG2MC	Pass
WBJV035D0	517.04	519.11	2.07	15	1.01	0.22	0.14	0.01	1.38	UG2MC	Pass
WBJV035D1	46.38	50.71	4.33	15	0.57	0.21	0.14	0.01	0.93	UG2MC	Pass
WBJV037D0	46.06	47.06	1.00	15	2.87	1.15	0.35	0.05	4.43	UG2MC	Pass
WBJV038D2	67.00	69.10	2.10	15	0.18	0.07	0.02	0.01	0.28	UG2MC	Pass

WBJV039D0	136.99	137.99	1.00	15	0.48	0.14	0.06	0.01	0.69	UG2MC	Pass
WBJV040D0	433.12	434.14	1.02	15	0.04	0.02	0.01	0.01	0.07	UG2MC	Pass
WBJV040D1	61.75	62.75	1.00	15	0.20	0.10	0.05	0.01	0.36	UG2MC	Pass
WBJV041D0	537.70	539.14	1.44	15	0.02	0.02	0.01	0.01	0.06	UG2MC	Pass
WBJV041D1	60.37	61.58	1.21	15	0.06	0.01	0.01	0.01	0.10	UG2MC	Pass
WBJV042D0	524.54	525.54	1.00	15	2.36	0.79	0.30	0.01	3.47	UG2MC	Pass
WBJV042D1	29.15	30.14	0.99	15	2.48	1.55	0.30	0.09	4.42	UG2MC	Pass
WBJV043D0	574.50	575.50	1.00	15	0.65	0.28	0.07	0.01	1.02	UG2MC	Pass
WBJV043D1	63.93	65.18	1.25	15	0.48	0.43	0.11	0.01	1.03	UG2MC	Pass
WBJV044D0	500.47	503.45	2.98	15	0.52	0.20	0.13	0.01	0.87	UG2MC	Pass
WBJV044D1	30.16	33.25	3.09	15	0.46	0.31	0.08	0.01	0.86	UG2MC	Pass
WBJV045D0	573.68	575.41	1.73	15	3.16	1.46	0.48	0.01	5.11	UG2MC	Pass
WBJV045D1	73.67	74.94	1.27	15	2.92	1.13	0.41	0.01	4.47	UG2MC	Pass
WBJV046D0	544.48	545.78	1.30	15	2.73	1.06	0.32	0.02	4.12	UG2MC	Pass
WBJV046D1	64.41	65.75	1.34	15	3.03	1.39	0.44	0.06	4.92	UG2MC	Pass
WBJV047D0	47.52	48.52	1.00	15	0.41	0.26	0.06	0.01	0.74	UG2MC	Pass
WBJV048D0	478.21	479.94	1.73	15	2.07	0.40	0.36	0.01	2.84	UG2MC	Pass
WBJV048D1	97.30	98.40	1.10	15	3.02	1.41	0.41	0.04	4.88	UG2MC	Pass
WBJV049D0	550.64	551.85	1.21	15	0.24	0.07	0.06	0.01	0.37	UG2MC	Pass
WBJV050D0	591.47	592.67	1.20	15	3.33	1.42	0.56	0.04	5.34	UG2MC	Pass
WBJV050D1	96.56	97.67	1.11	15	3.17	1.58	0.51	0.05	5.31	UG2MC	Pass
WBJV052D0	190.63	191.72	1.09	15	0.60	0.19	0.05	0.01	0.86	UG2MC	Pass
WBJV053D0	249.17	250.26	1.09	15	0.31	0.02	0.05	0.01	0.40	UG2MC	Pass
WBJV053D1	45.90	46.90	1.00	15	0.25	0.10	0.07	0.01	0.43	UG2MC	Pass
WBJV053D2	53.49	54.71	1.22	15	0.36	0.30	0.10	0.02	0.77	UG2MC	Pass
WBJV054D0	337.40	338.47	1.07	15	1.00	0.34	0.13	0.02	1.49	UG2MC	Pass
WBJV054D1	17.38	18.50	1.12	15	1.44	0.64	0.22	0.02	2.32	UG2MC	Pass
WBJV055D0	218.88	220.26	1.38	15	0.45	0.07	0.11	0.01	0.64	UG2MC	Pass
WBJV055D1	28.85	30.00	1.15	15	0.50	0.05	0.13	0.01	0.69	UG2MC	Pass
WBJV056D0	286.33	287.87	1.54	15	3.29	2.37	0.40	0.03	6.09	UG2MC	Pass
WBJV056D1	92.59	93.82	1.23	15	1.84	0.56	0.30	0.01	2.72	UG2MC	Pass
WBJV057D0	162.18	163.28	1.10	15	0.80	0.39	0.17	0.01	1.38	UG2MC	Pass
WBJV057D1	71.70	72.80	1.10	15	0.88	0.29	0.14	0.01	1.32	UG2MC	Pass
WBJV058D0	418.03	419.11	1.08	15	0.23	0.10	0.07	0.01	0.41	UG2MC	Pass
WBJV058D1	37.95	39.12	1.17	15	0.36	0.13	0.11	0.01	0.62	UG2MC	Pass
WBJV059D0	200.62	203.22	2.60	15	0.46	0.13	0.14	0.01	0.74	UG2MC	Pass
WBJV060D0	248.46	249.78	1.32	15	2.29	0.81	0.37	0.02	3.49	UG2MC	Pass
WBJV060D1	49.37	51.72	2.35	15	3.23	1.05	0.45	0.03	4.75	UG2MC	Pass
WBJV061D0	137.35	138.61	1.26	15	0.39	0.05	0.10	0.01	0.56	UG2MC	Pass
WBJV061D1	78.78	80.14	1.36	15	0.60	0.06	0.15	0.01	0.83	UG2MC	Pass
WBJV064D0	242.53	245.02	2.49	15	0.56	0.11	0.14	0.01	0.82	UG2MC	Pass
WBJV064D1	33.84	35.79	1.95	15	0.53	0.13	0.14	0.01	0.81	UG2MC	Pass
WBJV065D0	315.77	316.91	1.14	15	0.14	0.09	0.04	0.01	0.28	UG2MC	Pass
WBJV065D1	31.19	32.37	1.18	15	0.07	0.03	0.02	0.01	0.13	UG2MC	Pass
WBJV067D0	375.25	378.34	3.09	15	3.47	1.36	0.50	0.02	5.35	UG2MC	Pass
WBJV068D0	267.45	268.51	1.06	15	1.98	0.92	0.36	0.01	3.28	UG2MC	Pass
WBJV068D1	26.38	27.74	1.36	15	2.74	1.00	0.45	0.01	4.19	UG2MC	Pass
WBJV070D1	66.41	68.12	1.71	15	0.34	0.15	0.08	0.01	0.58	UG2MC	Pass
WBJV070RD0	52.72	53.73	1.01	15	0.24	0.04	0.07	0.01	0.36	UG2MC	Pass
WBJV071D0	56.50	58.64	2.14	15	0.41	0.13	0.10	0.01	0.65	UG2MC	Pass
WBJV071D1	27.81	28.93	1.12	15	0.37	0.30	0.12	0.01	0.81	UG2MC	Pass
WBJV072D1	54.65	58.50	3.85	15	0.36	0.12	0.08	0.01	0.57	UG2MC	Pass
WBJV073D0	159.02	160.17	1.15	15	2.98	1.32	0.53	0.03	4.86	UG2MC	Pass
WBJV074D0	530.44	531.50	1.06	15	0.13	0.03	0.03	0.01	0.20	UG2MC	Pass
WBJV078D0	72.25	73.66	1.41	15	0.37	0.26	0.08	0.01	0.72	UG2MC	Pass
WBJV083D0	178.15	182.37	4.22	15	0.51	0.43	0.15	0.01	1.10	UG2MC	Pass
WBJV083D2	53.15	54.49	1.34	15	0.83	0.16	0.25	0.01	1.24	UG2MC	Pass
WBJV084D1	69.97	71.09	1.12	15	2.92	0.98	0.38	0.03	4.31	UG2MC	Pass
WBJV085D0	508.65	510.16	1.51	15	2.75	0.86	0.42	0.01	4.04	UG2MC	Pass

WBJV085D1	57.62	59.16	1.54	15	3.15	1.20	0.46	0.01	4.82	UG2MC	Pass
WBJV086D0	202.94	204.35	1.41	15	0.48	0.24	0.14	0.01	0.87	UG2MC	Pass
WBJV086D1	30.70	33.43	2.73	15	0.46	0.23	0.14	0.01	0.84	UG2MC	Pass
WBJV086D2	37.33	38.58	1.25	15	0.04	0.02	0.01	0.01	0.07	UG2MC	Pass
WBJV088D0	184.81	185.83	1.02	15	0.18	0.07	0.04	0.01	0.31	UG2MC	Pass
WBJV089D1	121.72	122.72	1.00	15	1.99	0.22	0.09	0.01	2.31	UG2MC	Pass
WBJV093D0	439.26	440.43	1.17	15	1.33	0.21	0.15	0.01	1.71	UG2MC	Pass
WBJV096D0	417.84	418.83	0.99	15	0.54	0.21	0.08	0.01	0.84	UG2MC	Pass
WBJV099D0	453.90	455.04	1.14	15	1.36	1.27	0.26	0.04	2.92	UG2MC	Pass
WBJV099D1	71.05	72.19	1.14	15	0.38	0.04	0.09	0.01	0.52	UG2MC	Pass
WBJV099D2	68.20	69.29	1.09	15	1.04	0.59	0.19	0.01	1.83	UG2MC	Pass
WBJV100D0	408.59	409.70	1.11	15	2.59	1.05	0.40	0.01	4.05	UG2MC	Pass
WBJV100D2	111.39	114.03	2.64	15	2.40	0.93	0.35	0.03	3.71	UG2MC	Pass
WBJV102D0	467.13	468.23	1.10	15	0.95	0.60	0.14	0.02	1.71	UG2MC	Pass
WBJV102D2	122.34	123.49	1.15	15	0.66	0.22	0.11	0.02	1.01	UG2MC	Pass
WBJV103D0	446.88	448.47	1.59	15	3.30	1.11	0.50	0.03	4.93	UG2MC	Pass
WBJV104D0	564.46	567.02	2.56	15	1.16	0.45	0.19	0.01	1.82	UG2MC	Pass
WBJV104D1	89.00	91.04	2.04	15	2.06	0.86	0.38	0.02	3.32	UG2MC	Pass
WBJV104D2	94.93	97.36	2.43	15	1.51	0.64	0.24	0.02	2.40	UG2MC	Pass
WBJV105D0	450.36	451.44	1.08	15	1.37	0.44	0.20	0.01	2.01	UG2MC	Pass
WBJV105D2	96.31	97.31	1.00	15	0.32	0.06	0.08	0.02	0.48	UG2MC	Pass
WBJV108D0	421.76	423.27	1.51	15	1.87	0.51	0.31	0.02	2.71	UG2MC	Pass
WBJV108D2	96.84	98.00	1.16	15	2.97	1.18	0.35	0.03	4.53	UG2MC	Pass
WBJV109D1	92.65	94.70	2.05	15	2.41	0.63	0.32	0.02	3.38	UG2MC	Pass
WBJV109D2	98.18	99.61	1.43	15	3.36	1.52	0.44	0.03	5.35	UG2MC	Pass
WBJV112D0	502.14	503.21	1.07	15	2.59	0.83	0.40	0.02	3.84	UG2MC	Pass
WBJV112D2	77.07	78.27	1.20	15	1.72	0.82	0.32	0.01	2.87	UG2MC	Pass
WBJV113D0	429.19	430.46	1.27	15	1.32	0.29	0.17	0.01	1.80	UG2MC	Pass
WBJV113D1	26.10	28.00	1.90	15	1.28	0.28	0.16	0.01	1.73	UG2MC	Pass
WBJV113D2	33.46	34.65	1.19	15	0.79	0.24	0.06	0.01	1.10	UG2MC	Pass
WBJV116D0	562.88	564.05	1.17	15	2.41	1.52	0.35	0.03	4.31	UG2MC	Pass
WBJV116D1	72.37	73.43	1.06	15	3.11	1.23	0.50	0.02	4.86	UG2MC	Pass
WBJV117D0	369.19	370.39	1.20	15	1.85	0.57	0.26	0.01	2.70	UG2MC	Pass
WBJV118D0	478.33	479.61	1.28	15	1.20	0.59	0.22	0.01	2.02	UG2MC	Pass
WBJV118D1	49.53	50.73	1.20	15	1.54	0.33	0.21	0.01	2.09	UG2MC	Pass

APPENDIX B

QA&QC 3SD Plotted Graphs

CDN-PGMS-5

CDN-PGMS-5 Pt
Elandsfontein

CDN-PGMS-5 Pd
Elandsfontein

GRAPH 1

1

CDN-PGMS-6

CDN-PGMS-6 Pt
Elandsfontein

CDN-PGMS-6 Pd
Elandsfontein

CDN-PGMS-6 Au
Elandsfontein

GRAPH 2

AMIS0005

AMIS0005 Pt
Elandsfontein

AMIS0005 Pt
Elandsfontein

AMIS0005 Pd
Elandsfontein

AMIS0005 Pd
Elandsfontein

AMIS0005 Rh
Elandsfontein

AMIS0005 Rh
Elandsfontein

GRAPH 5

5

AMIS0007

AMIS0007 Pt
Elandsfontein

AMIS0007 Pt
Elandsfontein

AMIS0007 Pd
Elandsfontein

AMIS0007 Pd
Elandsfontein

AMIS0007 Rh
Elandsfontein

AMIS0007 Rh
Elandsfontein

GRAPH 6

6

AMIS0010

AMIS0010 Pt
Elandsfontein

AMIS0010 Pd
Elandsfontein

GRAPH 7

7

Plotted Graphs of Blanks

Blanks (Pt)
Value
Sample ID
O3048
P15531
P17420

Blanks (Pd)
Value
Sample ID
O3048
P15531
P17420
P17672

Blanks (Au)
Value
Sample ID
P17420

Blanks (Rh)
Value
Sample ID
O3048
P15531
P17420
P17672

GRAPH 8

8

Plotted Graphs of Duplicates

Pt - Duplicate vs Original
Scatter Plot

Original
Duplicate
Pt
Linear (Pt)
y = 0.9946x + 3.8886
R² = 0.9996

Pd - Duplicate vs Original
Scatter Plot

Original
Duplicate
Pd
Linear (Pd)
y = 0.9891x + 3.6861
R² = 0.9997

Au - Duplicate vs Original
Scatter Plot

Original
Au
Linear (Au)
y = 0.9959x + 0.3451
R² = 0.9969

Plotted Graphs of Duplicate Precision

GRAPH 10

10

Comparison of Genalysis and Set Point Check Sampling

Pt - Genalysis vs Setpoint

Pt
Linear (Pt)
y = 0.9906x + 0.0109
Genalysis
Setpoint

Pd - Genalysis vs Setpoint

Pd
Linear (Pd)
y = 1.0062x - 0.0003
Genalysis
Setpoint

Rh - Genalysis vs Setpoint

Rh
Linear (Rh)
y = 1.2901x - 0.0132
Setpoint

Au - Genalysis vs Setpoint

Au
Linear (Au)
y = 1.0253x - 0.0065
Genalysis
Setpoint

Pt - Genalysis vs Setpoint

4PGE
Linear (4PGE)
Genalysis

0 3 6 9 12 15 18 21

Setpoint GRAPH 11

11

CONSENT OF QUALIFIED PERSON
Attention:	Alberta Securities Commission
Autorité des marches financiers
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

(a)	I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the author of the technical report entitled “UPDATED RESOURCE ESTIMATION Western Bushveld Joint Venture PROJECT 1 (ELANDSFONTEIN AND FRISCHGEWAAGD)” dated 28 September 2006 (the “Report”), and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular I have read and approved the press release of Platinum Group Metals Limited dated 21 October, 2006 in which the findings of the Report are disclosed.

Dated this 28th day of September 2006.

________________________ Charles Johannes Muller BSc (Hons), Pr.Sc.Nat.

CERTIFICATE OF AUTHOR

I, Charles J. Muller, BSc. (Hons), do hereby certify that:

1. I am currently employed as a Director by:

Global Geo Services (Pty) Ltd. PO Box 1574 Rant-en-Dal, South Africa, 1751

2.	I graduated from the Rand Afrikaanse University (BSc. (1988) and BSc. Hons (1992)).

3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.

4.	I have worked as a geoscientist for a total of seventeen years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have visited the property on numerous accassions and in particular viewed the core and discussed the technical issues and geology of the project with Willie Visser, T. Botha and John Gould of Platinum Group Metals RSA (Pty) Ltd. during September 2006, leading up to the compilation of the report referenced herein.

7.	I am responsible for the preparation of the report “UPDATED RESOURCE ESTIMATION Western Bushveld Joint Venture PROJECT 1 (ELANDSFONTEIN AND FRISCHGEWAAGD)”, dated 27 September, 2006 (the “Report”). I have reviewed the entire Report and the work of other qualified persons who contributed to the Report. I, within reason and where appropriate, accept responsibility for the whole Report.

8.	The Report was completed using a dataset compiled from technical data collected during this assessment phase by Platinum Group Metals (RSA) (Pty) Ltd. Although the dataset is the responsibility of Platinum Group Metals (RSA) (Pty) Ltd., I have taken reasonable steps to provide comfort that the dataset is accurate and reliable.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

10.	I am independent of the issuer, Platinum Group Metals, applying all of the tests in Section 1.5 of NI 43-101.

11.	I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated the 27th day of September 2006.

Charles Johannes Muller BSc. (Hons), Pr. Sc. Nat